Grupo PRISA 


07025716

RECEIVED
2007 AUG -1 P 1:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mr. Paul Dudek
Office of International Corporate Finance
Securities Exchange Comission
450 Fith Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Madrid, July 25, 2007

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

PROCESSED
AUG 08 2007
THOMSON
FINANCIAL

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A) The English version of a notice of significant event (Comunicación de hecho relevante), dated April, 19, 2007, regarding the first quarter report of the year 2007, that is attached as **Item 1.** This English version was not filed with the CNMV.

B) The English version of a notifications dated April 23, May 11, and July 23, 2007, regarding VERTIX SGPS, S.A.'s mandatory takeover bid to acquire the 100% of GRUPO MEDIA CAPITAL SGPS, S.A. These English versions were not filed with the CNMV, and are attached as **Item 2, 3 and 4.**

C) The English version of a notice of significant event (Comunicación de hecho relevante), dated May 16, 2007, regarding the registration of a capital increase of redeemable shares. This English version was not filed with the CNMV, and is attached as **Item 5**.

D) The English version of a notice of significant event (Comunicación de hecho relevante), dated May 28, 2007, regarding the preliminary agreement reached by PROMOTORA DE INFORMACIONES, S.A., (through its subsidiary GRUPO EMPRESARIAL DE MEDIOS IMPRESOS, S.L.) to sell the shares of EL CORREO DE ANDALUCÍA, S.L., and DIARIO JAÉN, S.A. This English version was not filed with the CNMV, and is attached as **Item 6**.

E) The English version of a notifications, dated June 14 and June 15, 2007, regarding the statements of the CEO related to SOGECABLE and UNION RADIO. These English versions were not filed with the CNMV, and are attached as **Item 7 and 8.**

F) The English version of a notice of significant event (Comunicación de hecho relevante), dated June 21, 2007, regarding the preliminary agreement reached by PROMOTORA DE INFORMACIONES, S.A., (through its subsidiary ESPACIO EDITORIAL ANDALUZA HOLDING, S.L.) to sell its entire share in NOVOTECNICA, S.A. (publisher of "La Voz de Almería"). This English version was not filed with the CNMV, and is attached as **Item 9.**

dlw 8/7

Gran Vía, 32 - 6ª
28013 Madrid
Tel. 91 330 10 00

Sociedad Inscrita en el Registro Mercantil de Madrid al tomo 2.836 general, 2.159 de la Sección tercera del Libro de Sociedades, folio 54, hoja número 19.511. Número de Identificación Fiscal A-28297059.
PROMOTORA DE INFORMACIONES, S.A.



G) The English version of a notice of significant event (Comunicación de hecho relevante), dated July 19, 2007, regarding the first semi-annual report of the year 2007. This English version was not filed with the CNMV, and is attached as **Item 10.**

H) The English versions of a notice of significant event (Comunicación de hecho relevante) and a press release, dated July 23, 2007, regarding the appointment of Mr. Ignacio Polanco as chairman of the Board of Directors. These English versions were not filed with the CNMV, and are attached as **Item 11 and 12.**

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,

Miguel Satrústegui
General Secretary

Enclosures

RECEIVED
2007 AUG -1 P 1:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Quarterly results
January- March 2007

19th April 2007

PRISA
Educación, información, entretenimiento

NOTE 1: GROUP STRUCTURE

Grupo Prisa´s activities are organized into the following areas: **Press**, **Radio**, **Education-Publishing**, **Audiovisual** and the **Digital** area, which operates in all the areas:



PRISA
Press
Radio
Education
Audiovisual
• El País
• Specialized &Regional Press
• Magazines
• International Press
• Radio in Spain
• International Radio
• Music
• Education in Spain, Portugal, Latam and USA
• General Editions
• Training
• Bookshops
• Sogecable
• Media Capital (*)
• Local TV
• Audiovisual Production
Digital/ Internet

Other activities include different business such as the Advertising Agency (GDM), Printing (Dédalo), Distribution, Real Estate and Head Quarters.

(*) Although Media Capital includes other activities, it is integrated in the Audiovisual area, due to the fact that most of its revenues come from TVI (free to air TV) and NBP (audiovisual production).

FIRST QUARTER OF 2007

PRISA INCREASES ITS OPERATING PROFIT BY 65.1% TO €90.96 MILLION

Revenues (€894.03 million) increased by 138.0%

The most relevant events in the first quarter of 2007 have been the following:

- **Advertising growth (+85.7%)**. The 20.3% increase in Radio in Spain, El País (+13.9%) and Diario As (+17.3%), together with the contribution of the advertising revenues coming from Sogecable and Media Capital, explain this performance. Excluding Sogecable and Media Capital figures, the Group advertising revenues would have increased by **15.0%**.
- **Santillana revenues (€124.01 million)** increased by 6.2%. It is worth highlighting the performance in Colombia (+19.8%), Chile (+18.0%), Argentina (+6.9%) and Brazil (+5.3%).
- **Radio in Spain** continues its leadership, increasing its operating profit by 45.8% (€20.29 million).
- **AS increased its total revenues by 15.0%**, increasing circulation revenues by 7.2% and gaining market share.
- **Cinco Días** has passed for the first time an average daily circulation of 40,000 copies, increasing its circulation revenues by 10.7%.
- **The Digital area (Prisacom)** reached €9.02 million revenues (+51.0%), highlighting the increase in advertising revenues (+48.7%).
- **The audiovisual production area (Plural)** improved its operating profit by €1.23 million compared to the first quarter of 2006.
- As of March 31st, 2007, **Digital+** reaches 2,065,000 subscribers.
- **Cuatro** continues to improve its audience share, reaching as of March 31st, 2007 an average daily audience share of 7.7%.
- **TVI**, the free to air TV of **Media Capital**, maintains its leadership in Portugal, reaching an average daily audience share during the first quarter of 2007 of 32.7% and 35.4% in prime time.

Other important events in the first quarter of 2007 have been the following:

- As of February 6th, 2007, Prisa announced to the Portuguese CMVM that, through its Portuguese subsidiary Vertix, S.G.P.S., S.A., it has launched a mandatory take over bid for 100% of Grupo Media Capital, S.G.P.S., S.A. Prisa launched this mandatory take over bid as a consequence of the results of the voluntary take over bid Vertix launched for Media Capital, which were released as of February 6th, 2007. As a result of this voluntary takeover bid, Prisa´s stake in Media Capital (through Vertix) reached 73.70%.

- The Andalusian government has awarded Prisa a **license** to develop a regional **Digital Terrestrial Television (TDT)** channel with the possibility of provincial disconnections. The new channel will have a potential audience of almost **eight million viewers** and its commercial exploitation scope can be either autonomous or local.

The following changes in the scope of consolidation should be taken into account when comparing information for the first quarter of 2007 and of 2006:

- **Sogecable** is fully consolidated in Prisa figures. In the first quarter of 2006, Sogecable was accounted by the equity method. Sogecable is fully consolidated in Prisa figures since April 1st, 2006.

- **Grupo Media Capital** is fully consolidated in Prisa figures since February 1st, 2007. In 2006, Grupo Media Capital was accounted by the equity method.

PROFIT AND LOSS ACCOUNT

€ Million	JANUARY - MARCH		
	2007	2006	Chg %
Operating Revenues	**894.03**	**375.60**	**138.0**
EBITDA	**154.97**	**79.57**	**94.8**
EBIT	**90.96**	**55.11**	**65.1**
Net financial result	(45.27)	(7.46)	-
Result from associates	(2.18)	(5.37)	59.5
Profit before tax	**43.51**	**42.28**	**2.9**
Income tax expense	(11.54)	(8.22)	(40.4)
Results from discontinued activities	(0.01)	0.00	-
Minority interest	(7.77)	(3.29)	(136.3)
Net profit	**24.19**	**30.78**	**(21.4)**
EBITDA Margin	**17.3%**	**21.2%**	
EBIT Margin	**10.2%**	**14.7%**	

OPERATING REVENUES

In the first quarter of 2007, total operating revenues increased by 138.0% reaching €894.03 million, compared to €375.60 million in the first quarter of 2006. Sogecable full consolidation since April 1st, 2006, has resulted in a redistribution of the different sources of revenues and in the margins evolutions. The revenue breakdown by **line of activity** is shown below:

€ Million	JANUARY - MARCH		
	2007	2006	Chg %
Advertising [1]	242.98	130.82	85.7
Books and training	118.91	113.55	4.7
Newspapers and magazine sales	50.03	51.94	(3.7)
Subscriber revenues	299.46	-	-
Audiovisual production revenues	91.51	4.89	-
Add-ons revenues [2]	21.19	35.84	(40.9)
Printing sales	12.16	13.01	(6.5)
Revenues from fixed assets	0.68	0.24	187.2
Other revenues [3]	57.12	25.31	125.7
Total operating revenues	**894.03**	**375.60**	**138.0**

[1] "Advertising revenues" include not only advertising revenues but also sponsoring revenues, which were formerly included in "Other revenues". 2006 figures also include the sponsoring revenues to make figures comparable.

[2] "Add-ons revenues" include not only add-ons but also collections, which were formerly included in "Other revenues". 2006 figures also include the collections revenues to make figures comparable.

[3] Includes: services of telephone marketing, transmission services, advertising services, magazine services, distribution services, events, music sales, e-commerce, Internet services, rentals and other revenues.

The chart below shows revenue contribution by different lines of activity both in the first quarter of 2007 and of 2006:


Subscribers
Advertising
Books and training
Audiovisual production
Newspapers and magazines
Add-ons
Other
34%
27%
13%
10%
6%
2%
8%
35%
30%
1%
14%
10%
10%
January-March 2007
January-March 2006

The **geographic revenues breakdown** is drawn as follows:


January- March 2007
18%
82%
Spain
International
January-March 2006
33%
67%
Spain
International

The integration of Sogecable reduces the weight of the international revenues, despite the integration of Media Capital. In the first quarter of 2007, revenues coming from the international area accounted for 18% as compared to 33% in the first quarter of 2006.

65% of the international revenues come from Santillana, 22% from Media Capital and 10% from Press and Radio activities. The remainder come from Dédalos's international sales (Printing).

➢ Advertising

Advertising revenues (€242.98 million) increased by 85.7%, including the revenues from the full consolidation of Sogecable (equity accounted in the first quarter of 2006) and the revenues from the full consolidation of Media Capital since February 1st, 2007). Discounting these two effects, the Group advertising revenues would have increased by 15.0%, more than double the estimates for the overall market.

By business, the advertising revenues evolution in the first quarter of 2007 was the following:

ADVERTISING REVENUES	JANUARY-MARCH		
€ Million	2007	2006	% Chg.
Press	**64.87**	**58.03**	**11.8%**
El País	52.42	46.03	13.9%
Specialized & Regional Press	12.54	11.81	6.1%
AS	4.83	4.11	17.3%
Cinco Días	3.17	2.97	6.9%
Regional Press	2.69	2.95	(8.8%)
Magazines	1.87	1.79	4.2%
Others	(0.02)	(0.01)	(80.0%)
International Press	0.93	0.90	3.9%
Consolidation adjustments	(1.03)	(0.71)	(44.2%)
Radio	**78.77**	**68.16**	**15.6%**
Radio in Spain	64.13	53.32	20.3%
International Radio	14.14	14.85	(4.8%)
Music	0.50	0.00	---
Consolidation adjustments	0.00	(0.01)	100.0%
Audiovisual	**98.66**	**4.48**	---
Sogecable	65.08	---	---
Cuatro	58.09	---	---
Digital+	6.99	---	---
Media Capital	28.47	---	---
Local TV	4.66	4.48	4.1%
Others	0.44	0.00	---
Digital	**2.64**	**1.78**	**48.7%**
Others (GDM)	**0.22**	**0.11**	**93.8%**
Consolidation adjustments	**(2.17)**	**(1.74)**	**(24.7%)**
TOTAL	**242.98**	**130.82**	**85.7%**

It is worth highlighting local advertising, which increased by 20.1% compared to the first quarter of 2006. The national advertising increased by 15.1% (excluding the effect of the full consolidation of Sogecable).

Books and training

During the first quarter of 2007, books and training sales increased by 4.7% compared to the same period of the previous year (€118.91 million as opposed to €113.55 million).

It is worth highlighting the performance of Colombia (+19.8%), Chile (+18.0%), Argentina (+6.9%) and Brazil (+5.3%). The local currency evolution with regard to the dollar has negatively contributed to revenues in €7.75 million. Excluding this effect, total revenues of the Education- Publishing area would have increased by 12.9%.

The geographic breakdown of revenues is shown as follows:

January- March 2007


Peru
6%
Rest of Latam
19%
Spain
&Portugal
14%
Chile
10%
Colombia
7%
Argentina
7%
Brazil
37%

Newspapers and magazines

In the first quarter of 2007, revenues coming from **newspaper and magazine sales**, which amounted to €50.03 million, decreased by 3.7%.

El País average daily circulation amounted to 437,023 copies in the first three months of 2007, compared to an average daily circulation of 432,204 copies for the whole year 2006. During the first quarter of 2007, the average daily circulation has decreased by 7.2% compared to the same period of the previous year, mainly because of the positive impact of the add-ons in the circulation during the same quarter of 2006. El País maintains its leadership position and has an advantage of more than 24% over the average daily circulation of its nearest competitor.

The sport newspaper **AS** increased by 8.4% its average daily circulation, amounting to 221,550 copies, gaining market share, strengthening its leadership position in Madrid, and with significant increases in the rest of Spain.

Cinco Días has positively increased its average daily circulation by 25.0%, passing for the first time an average daily circulation of 40,000 copies.

Evolution of the Group's main newspapers average circulation

	January-March 2007	January-March 2006	Chg. %	January-December 2006
El País	437,023	470,992	(7.2)	432,204
AS	221,550	204,379	8.4	214,654
Cinco Días	40,047	32,044	25.0	33,997

➢ **Subscribers revenues**

During the first quarter of 2007, DIGITAL+ has increased its subscriber base by 21,000 new net subscribers, reaching more than 2,065,000 customers as of March 31st, 2007.

DIGITAL+ subscribers evolution (thousands of subscribers)


1,960
1,985
1,990
2,006
2,044
2,065
dec-05
mar-06
jun-06
sep-06
dec-06
mar-07

The average revenue per subscriber in the first quarter of 2007 reached €47.9.

DIGITAL+ ARPU evolution (euros)


46.1
47.2
42.4
41.3
46.7
47.9
PPV Services
Subscribers
7.2
8.7
4.1
2.7
7.4
7.8
38.9
38.5
38.3
38.6
39.2
40.1
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07

The cancellation rate as of March 31st, 2007 stood at 10.9%, compared to the 12.0% rate in the same quarter last year.

A relevant enhancement has been made on the offer of DIGITAL+ during the quarter. CANAL+ included new premium channels offered exclusively on DIGITAL+, raising the quality and variety of the programming offered to its subscribers.

➢ **Audiovisual production revenues**

This line includes the activities of selling audiovisual rights, the sale and production of programs, the revenues coming from the cinema distribution activity and the sale of different channels to cable operators at Sogecable. Audiovisual production revenues reached in the first

quarter of 2007 €91.51 million, compared to €4.89 million registered in the first quarter of 2006. This difference is mainly due to the full consolidation of Sogecable.

➢ Add-ons revenues

In the first quarter of 2007, revenues coming from add-ons reached €21.19 million.

The Group continues managing its international add-on activity through **Prisa Innova**, both in Europe, such as Le Monde in France, Corriere Della Sera in Italy and Diario de Noticias and Jornal de Noticias in Portugal, and also in Latam. Prisa Innova generated in the first quarter of 2007 revenues amounting to €2.24 million, compared to €1.16 million generated in the same period of the previous year.

➢ Printing sales

Printing sales continued to show a negative trend. The Group wants to disinvest or restructurate this area in-depth. The printing sales reached €12.16 million, which represents a 6.5% decline compared to the first quarter of 2006.

OPERATING PROFIT

The Group operating profit (EBIT) reached €90.96 million compared to €55.11 million in the same period of the previous year (+65.1%). Discounting the effect of the full consolidation of Sogecable and Media Capital, the increase in the operating profit would have reached +12.8%.

The operating profit by business area is shown below:

EBIT (€ Million)


El País: 29.43
Spec. Press.: 2.64
Int. Press: 0.26
Sogecable: 23.13
Media Capital*: 5.58
Local TV: -4.72
Plural: 0.41
Latam: 35.13
Spain and Portugal**:
-13.94
Radio in Spain: 20.29
Int. Radio: -3.89
Music: -0.15
GDM: 1.52
Printing: -1.51
Distribution: 0.25
Others***: -2.15
90.96
32.33
24.40
21.20
16.25
-1.32
-1.90
TOTAL
Press
Audiovisual
Education-Publishing
Radio
Digital
Others

* Media Capital is fully consolidated since February 1st, 2007.

** Spain and Portugal contributed with a negative operating profit, due to the seasonality of the business. The main campaigns in these countries take place during the third and fourth quarters of the year.

*** "Others" include mainly the activities from Real Estate and Head Quarters.

During the first quarter of 2007, the EBIT margin was 10.2% compared to 14.7% in the first quarter of 2006. The decrease in the EBIT margin is explained by the full consolidation of Sogecable, which contributed in the first three months of 2007 with an EBIT margin of 4.8%. Excluding the figures of Sogecable and Media Capital, the EBIT margin would have been 15.8% compared to the 14.7% EBIT margin reached in the first quarter of 2006. This shows the growth potential once Sogecable improves its margins.

The evolution of the operating profit is explained by the following:

- **Sogecable full consolidation**. Sogecable contribution to total operating profit has been €23.13 million.

- The contribution of **Radio in Spain**, which has increased its operating profit by €6.37 million (+45.8%), mainly because of the positive evolution of the advertising revenues.

- **Media Capital** full consolidation since February 1st, 2007. The contribution of Media Capital to the operating profit has been €5.58 million.

- The evolution of the **Education- Publishing area**, which has increased its operating profit by €5.06 million (+31.4%).

- The operating profit of **Plural**, which reached a positive result at the operating level in 2006, reached €0.41 million, compared to €0.81 million loss in the same period of the last year.

- **Specialized and Regional Press** operating profit reached €2.64 million (+24.7%). It is worth highlighting the performance of AS, which has increased its operating profit by 18.1% reaching €2.58 million, due to the positive advertising evolution and the increase in its market share.

NET PROFIT

The net profit reached €24.19 million compared to €30.78 million registered in the same period of the previous year (-21.4%). This decrease is mainly explained by the impact of the financial net result.

The financial net result reached a loss of €45.27 million, compared to a loss of €7.46 million in the same period of the previous year. The difference is due to the consolidation of the financial result of Sogecable in the first quarter of 2007 (€17.24 million loss) and to the increase in the Group financial expenses as a result of a higher level of debt reached after the Sogecable 20% take over bid and after the Media Capital take over bid.

Result from associates reached a loss of €2.18 million, compared to the loss of €5.37 million of the previous year.

BALANCE SHEET

ASSETS	€ Million 03/31/2007	€ Million 12/31/2006
FIXED ASSETS	**4,572.02**	**4,167.96**
Property, plant and equipment	504.23	454.26
Investment property	12.33	12.33
Goodwill	2,142.63	1,562.70
Intangible assets	438.87	400.72
Long term financial investments	89.52	86.84
Investment in associates	10.22	280.74
Deferred tax assets	1,363.56	1,359.08
Other non current assets	10.66	11.28
CURRENT ASSETS	**1,610.74**	**1,756.11**
Inventories	276.55	270.32
Accounts receivable	1,084.32	946.08
Short term financial investments	5.93	5.16
Cash & cash equivalents	243.93	534.54
ASSETS HELD FOR SALE	**87.11**	**93.97**
TOTAL ASSETS	**6,269.87**	**6,018.03**

LIABILITIES	€ Million 03/31/2007	€ Million 12/31/2006
SHAREHOLDERS EQUITY	**1,205.02**	**1,157.23**
Issued capital	21.88	21.88
Reserves	943.65	744.99
Income attributable to the parent company	24.19	228.91
Minority interest	215.30	161.46
NON CURRENT LIABILITIES	**2,865.59**	**2,796.69**
Long term financial debt	2,318.92	2,252.00
Issued exchangeable bonds	155.61	154.67
Deferred tax liabilities	107.31	109.72
Provisions	51.00	50.91
Other non current liabilities	232.74	229.39
CURRENT LIABILITIES	**2,136.97**	**1,996.94**
Short term financial debt	891.29	843.41
Trade accounts payable	1,008.14	970.31
Other short term liabilities	200.19	157.52
Accrual accounts	37.35	25.71
LIABILITIES HELD FOR SALE	**62.30**	**67.17**
TOTAL LIABILITIES	**6,269.87**	**6,018.03**

The integration of Media Capital explains the main changes in the different lines of the balance sheet. Total assets and liabilities coming from Media Capital reached €360.67 million.

The most important change corresponds to the "*Goodwill*", due to the reclassification to this line of the goodwill generated because of the acquisition of the initial 33% stake in Media Capital in 2005, previously registered in the line "*Investment in associates*" and to the new

goodwill generated as a result of the voluntary take over bid launched in October, 2006, for the 100% of Media Capital, after which Prisa's stake in Media Capital reached 73.70%.

INVESTMENTS

During the first quarter of 2007, total investments reached €311.80 million. By business units, investments were as follows:

€ Million	CAPEX	Long term financial investments	TOTAL
Press	**8.07**	**---**	**8.07**
El País	7.82	---	7.82
Specialized & Regional Press	0.22	---	0.22
International Press	0.02	---	0.02
Radio	**4.36**	**6.87**	**11.23**
Radio in Spain	1.92	6.87	8.79
International Radio	2.44	---	2.44
Education- Publishing	**12.67**	---	**12.67**
Audiovisual	**20.54**	**0.10**	**20.64**
Sogecable	17.69	0.10	17.79
Media Capital	1.45	---	1.45
Local TV	0.32	---	0.32
Plural	1.08	---	1.08
Digital	**0.45**	---	**0.45**
Others	**3.33**	**255.42**	**258.75**
Prisa	2.21	255.42	257.63
Printing	0.85	---	0.85
Head Quarters	0.13	---	0.13
GDM	0.12	---	0.12
Others	0.02	---	0.02
Total	**49.41**	**262.39**	**311.80**

The financial investment amounting to €255.42 million in Prisa corresponds to the acquisition of a 40.70% additional stake in Media Capital as a result of the voluntary take over bid launched for the 100% of the company.

NET FINANCIAL POSITION

Net financial position as of March 31st, 2007 amounted to €2,960.35 million compared to €2,555.71 million registered in December 2006.

	€ Million	
NET DEBT	**03/31/2007**	**12/31/2006**
Financial debt	3,210.21	3,095.41
Non current financial debt	2,318.92	2,252.00
Current financial debt	891.29	843.41
Cash and cash equivalents	(249.86)	(539.70)
Net debt	**2,960.35**	**2,555.71**

During the first quarter of 2007, net debt increased by €404.64 million compared to December 2006, due to the following:

- The acquisition of an additional 40.70% stake in Media Capital, amounting to €255.42 million.
- Media Capital´s full consolidation, which contributed €88.72 million to total Group´s net debt.
- The change in the net financial position during the first quarter of 2007 coming from Sogecable, which amounted to €13.08 million.

Prisa's net debt, excluding Sogecable and Media Capital, amounted to €1,876.89 million, compared to €1.574,05 million as of December, 2006.

The group has not change its financial structure since December 2006: a syndicated loan for a maximum of €1,600 million and a bridge loan amounting to €450 million to finance the voluntary and mandatory offers for Media Capital. This bridge loan expires in the following months. The company is renegotiating its financial structure to substitute this bridge loan.

CASH FLOW STATEMENT

€ Million	03/31/2007	03/31/2007 (excluding Sogecable and Media Capital)
EBIT	**90.96**	**62.15**
Amortization	60.49	19.05
Change in working capital	(52.34)	(24.59)
Capex	(49.41)	(30.28)
Operating Cash flow	**49.70**	**26.33**
Financial investments and other non recurrent investments	(262.39)	(262.29)
Financial result	(45.27)	(26.83)
Dividends	(33.71)	(33.71)
Taxes	(11.54)	(9.58)
Other	(101.43)	3.25
NET DEBT CHANGE	**404.64**	**302.83**

As of March 31st, 2007, Grupo Prisa's cash flow is influenced by the full consolidation of Media Capital since February 1st, 2007. The effect of this consolidation has resulted in an increase of €88.72 million in the Group's net debt change.

Excluding the effect of the consolidation of Sogecable and Media Capital, total net debt change was €302.83 million.

OTHER IMPORTANT OPERATIONS IN THE FIRST QUARTER OF 2007

Media Capital

As of February 6th, 2007, Prisa announced to the Portuguese CMVM that, through its Portuguese subsidiary Vertix, S.G.P.S., S.A., it has launched a mandatory take over bid for 100% of Grupo Media Capital, S.G.P.S., S.A. Prisa launched this mandatory take over bid as a consequence of the results of the voluntary take over bid Vertix launched for Media Capital, which were released as of February 6th, 2007. As a result of this voluntary takeover bid, Prisa´s stake in Media Capital (through Vertix) reached 73.70%.

APPENDIXES

I. Operating revenue breakdown by business unit.
II. Operating expense breakdown by business unit.
III. EBIT by business unit.
IV. EBITDA by business unit.
V. Audience of Cuatro.
VI. Audience of TVI.
VII. Prisacom: unic users and subscribers Elpais.com

Appendix I

OPERATING REVENUES € Million	JANUARY-MARCH 2007	2006	% Chg.
Press	**134.87**	**146.18**	**(7.7%)**
El País	96.71	110.55	(12.5%)
Advertising	52.42	46.03	13.9%
Circulation	30.70	33.40	(8.1%)
Add-ons	12.90	30.57	(57.8%)
Others	0.69	0.56	22.8%
Specialized & Regional Press	37.53	34.53	8.7%
AS	20.06	17.44	15.0%
Cinco Días	5.44	5.49	(1.0%)
Regional Press	5.02	5.31	(5.6%)
Magazines	6.61	6.16	7.2%
Others	0.41	0.12	---
International Press	2.32	1.85	25.5%
Consolidation adjustments	(1.69)	(0.75)	(124.9%)
Radio	**89.80**	**78.65**	**14.2%**
Radio in Spain	72.91	60.60	20.3%
International Radio	14.93	15.43	(3.2%)
Music	2.79	2.69	3.6%
Consolidation adjustments	(0.83)	(0.07)	---
Education - Publishing	**124.01**	**116.72**	**6.2%**
Audiovisual	**527.20**	**10.14**	**---**
Sogecable	478.79	---	---
Digital +	418.09	---	---
Cuatro	60.70	---	---
Media Capital	35.55	---	---
Local TV	5.97	8.52	(29.9%)
Plural	11.68	3.00	---
Consolidation adjustments	(4.79)	(1.38)	---
Digital	**9.02**	**5.98**	**51.0%**
Other Revenues	**44.64**	**41.43**	**7.7%**
Printing	16.36	18.03	(9.2%)
Distribution	8.18	7.55	8.3%
GDM	6.08	5.52	10.2%
Others *	14.02	10.34	35.6%
Consolidation adjustments	**(35.51)**	**(23.49)**	**(51.1%)**
TOTAL	**894.03**	**375.60**	**138.0%**

* Others include mainly the activities from Real Estate and Head Quarters.

Appendix II

OPERATING EXPENSES € Million	2007	2006	% Chg.
	JANUARY-MARCH		
Press	**102.54**	**108.38**	**(5.4%)**
El País	67.28	74.85	(10.1%)
Specialized & Regional Press	34.89	32.41	7.6%
AS	17.49	15.26	14.6%
Cinco Días	5.13	5.26	(2.3%)
Regional Press	4.75	5.39	(11.8%)
Magazines	6.51	6.04	7.8%
Others	1.01	0.47	114.4%
International Press	2.06	1.87	10.4%
Consolidation adjustments	(1.69)	(0.75)	(124.9%)
Radio	**73.56**	**67.64**	**8.7%**
Radio in Spain	52.62	46.69	12.7%
International Radio	18.83	17.87	5.4%
Music	2.93	3.16	(7.2%)
Consolidation adjustments	(0.83)	(0.07)	---
Education - Publishing	**102.81**	**100.58**	**2.2%**
Audiovisual	**502.80**	**16.58**	**---**
Sogecable	455.66	---	---
Digital +	387.19	---	---
Cuatro	68.47	---	---
Media Capital	29.97	---	---
Local TV	10.70	14.15	(24.4%)
Plural	11.27	3.81	195.5%
Consolidation adjustments	(4.79)	(1.38)	---
Digital	**10.34**	**6.33**	**63.4%**
Other Expenses	**46.62**	**44.35**	**5.1%**
Printing	17.87	19.36	(7.7%)
Distribution	7.93	7.19	10.4%
GDM	4.56	4.13	10.3%
Others *	16.26	13.68	18.9%
Consolidation adjustments	**(35.59)**	**(23.38)**	**(52.3%)**
TOTAL	**803.08**	**320.49**	**150.6%**

* Others include mainly the activities from Real Estate and Head Quarters. Provisions for owned companies are not included.

Appendix III

EBIT € Million	JANUARY-MARCH 2007	2006	% Chg.
Press	**32.33**	**37.80**	**(14.5%)**
% margin	**24.0%**	**25.9%**	
El País	29.43	35.70	(17.6%)
% margin	30.4%	32.3%	
Specialized & Regional Press	2.64	2.12	24.7%
% margin	7.0%	6.1%	
AS	2.58	2.18	18.1%
% margin	12.8%	12.5%	
Cinco Días	0.30	0.23	28.6%
% margin	5.5%	4.3%	
Regional Press	0.26	(0.07)	---
% margin	5.2%	(1.4%)	
Magazines	0.10	0.13	(24.0%)
% margin	1.4%	2.0%	
Others	(0.60)	(0.35)	(69.8%)
International Press	0.26	(0.02)	---
% margin	11.1%	(1.1%)	
Radio	**16.25**	**11.01**	**47.6%**
% margin	**18.1%**	**14.0%**	
Radio in Spain	20.29	13.91	45.8%
% margin	27.8%	23.0%	
International Radio	(3.89)	(2.44)	(59.7%)
% margin	(26.1%)	(15.8%)	
Music	(0.15)	(0.47)	68.9%
% margin	(5.2%)	(17.4%)	
Education- Publishing	**21.20**	**16.14**	**31.4%**
% margin	**17.1%**	**13.8%**	
Audiovisual	**24.40**	**(6.44)**	**---**
% margin	**4.6%**	**(63.6%)**	
Sogecable	23.13	---	---
% margin	4.8%	---	
Digital +	30.90	---	---
% margin	7.4%	---	
Cuatro	(7.77)	---	---
% margin	(12.8%)	---	
Media Capital	5.58	---	---
% margin	15.7%	---	
Local TV	(4.72)	(5.63)	16.1%
% margin	(79.1%)	(66.1%)	
Plural	0.41	(0.81)	151.1%
% margin	3.5%	(27.0%)	
Digital	**(1.32)**	**(0.36)**	**---**
% margin	**(14.6%)**	**(6.0%)**	
Others	**(1.90)**	**(3.04)**	**37.6%**
Printing	(1.51)	(1.33)	(13.4%)
% margin	(9.2%)	(7.4%)	
Distribution	0.25	0.36	(32.2%)
% margin	3.0%	4.8%	
GDM	1.52	1.38	9.9%
% margin	25.0%	25.1%	
Others*	(2.15)	(3.46)	37.7%
TOTAL	**90.96**	**55.11**	**65.1%**
% margin	**10.2%**	**14.7%**	

* Others include mainly the activities from Real Estate and Head Quarters. Provisions for owned companies are not included.

Appendix IV

EBITDA € Million	JANUARY-MARCH 2007	2006	% Chg.
Press	**35.81**	**41.45**	**(13.6%)**
% margin	**26.6%**	**28.4%**	
El País	32.42	38.70	(16.2%)
% margin	33.5%	35.0%	
Specialized & Regional Press	3.01	2.60	16.0%
% margin	8.0%	7.5%	
AS	2.73	2.36	15.5%
% margin	13.6%	13.5%	
Cinco Dias	0.35	0.36	(4.4%)
% margin	6.3%	6.6%	
Regional Press	0.33	0.02	---
% margin	6.6%	0.3%	
Magazines	0.17	0.18	(2.3%)
% margin	2.6%	2.8%	
Others	(0.56)	(0.32)	(78.7%)
International Press	0.38	0.16	146.9%
% margin	16.5%	8.4%	
Radio	**19.39**	**14.23**	**36.3%**
% margin	**21.6%**	**18.1%**	
Radio in Spain	22.30	15.68	42.2%
% margin	30.6%	25.9%	
International Radio	(2.83)	(1.16)	(143.3%)
% margin	(18.9%)	(7.5%)	
Music	(0.08)	(0.30)	71.3%
% margin	(3.0%)	(11.0%)	
Education- Publishing	**29.40**	**28.55**	**3.0%**
% margin	**23.7%**	**24.5%**	
Audiovisual	**67.84**	**(4.94)**	---
% margin	**12.9%**	**(48.8%)**	
Sogecable	62.62	---	---
% margin	13.1%	---	
Digital +	69.34	---	---
% margin	16.6%	---	
Cuatro	(6.73)	---	---
% margin	(11.1%)	---	
Media Capital	7.54	---	---
% margin	21.2%	---	
Local TV	(4.12)	(4.96)	16.9%
% margin	(69.0%)	(58.3%)	
Plural	1.80	0.02	---
% margin	15.4%	0.6%	
Digital	**(1.0)**	**0.13**	---
% margin	**(10.8%)**	**2.2%**	
Others	**3.50**	**0.15**	---
Printing	0.38	0.27	39.9%
% margin	2.3%	1.5%	
Distribution	0.39	0.40	(2.3%)
% margin	4.8%	5.3%	
GDM	1.64	1.50	9.2%
% margin	26.9%	27.1%	
Others*	1.10	(2.0)	154.3%
TOTAL	**154.97**	**79.57**	**94.8%**
% margin	**17.3%**	**21.2%**	

* Others include mainly the activities from Real Estate and Head Quarters.

Appendix V

AUDIENCE OF CUATRO

Cuatro has reinforced its programming offer with a variety of programs focused on entertainment, contests, fiction series, news, interviews and late-night shows. Cuatro has continued delivering increases in audience shares in this quarter, reaching 7.7% in March, the highest share recorded since the channel began its broadcasts.

Audience figures of Cuatro are as follows:


5.7%
6.0%
6.7%
6.3%
6.7%
8.8%
8.6%
7.9%
7.0%
7.0%
7.4%
7.5%
7.8%
7.8%
7.8%
5.0%
5.3%
5.6%
5.8%
6.2%
7.5%
7.1%
6.8%
6.5%
6.7%
7.0%
7.2%
7.5%
7.5%
7.7%
24-hours
Prime time

Jan.	Feb.	Mar.	April	May.	Jun.	Jul.	Aug.	Sept.	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.
2006												2007		

Appendix VI

AUDIENCE OF TVI

TVI, the free to air TV of Media Capital, maintains its leadership in Portugal, both in 24-hours audience share and in prime time.

The evolution of its audience share compared with its main competitors during the first quarter of 2007 is as follows:

24-hours audience share evolution


RTP1
SIC
TVI
30.5%
31.4%
32.6%
30.7%
30.9%
32.7%
32.1%
30.0%
32.7%
January
February
March

Prime time audience share evolution


RTP1
SIC
TVI
28.1%
31.5%
35.2%
29.1%
30.9%
35.1%
30.7%
29.1%
35.8%
January
February
March

Appendix VII

UNIC USERS PRISACOM: Unic users average (in thousands).

January-March 2006	January-March 2007
Elpais.com: 3,536	Elpais.com: 6,283
As.com: 2,259	As.com: 3,586
Los40.com: 1,681	Los40.com: 2,491
Cadenaser.com: 1,040	Cadenaser.com: 1,330
Plus.es: 606	Plus.es: 866
Cuatro: 570	Cuatro: 1,135
5dias.com: 342	5dias.com: 605



+62.4%
16,296
10,034
January-March 2006
January-March 2007

ELPAIS.COM SUBSCRIBERS EVOLUTION



51,210
51,424
53,112
53,487
53,545
53,805
53,558
53,557
54,776
54,107
54,131
53,792
53,800
53,964
54,776
Jan.
Feb.
Mar.
April
May.
Jun.
Jul.
Aug.
Sept.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.
2006
2007

For further information:

Grupo Prisa
Investor Relations department
Gran Vía 32, 6th floor
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
e-mail: ir@prisa.es
www.prisa.es

GENERAL

5.1.3 version

Security Reference

1

2007

INFORMATION CORRESPONDING TO:

PERIOD: 1st Quarter **YEAR: 2007**

I. IDENTIFICATION OF ISSUER

Company Name:
PROMOTORA DE INFORMACIONES, S.A.

Registered Offices:
GRAN VIA, 32, 6 PLANTA **Tax ID No.: A-28297059**

Persons responsible for this information, positions that they hold, and identification of the powers or powers of attorney by virtue of which they represent the company:

Juan Luis Cebrian, CEO of Grupo Prisa
Notarial Power of Attorney No. 2387/99 of July 5, 1999

QUARTERLY EARNINGS REPORT

(With regard to consolidated information, only fill in the column that corresponds to current accounting principles).

Euros 000		Individual		Consolidated National GAAP		Consolidated IFRS Adopted	
		Current Year	Last Year	Current Year	Last Year	Current Year	Last Year
Net turnover (1)	0800	39,626	80,312			874,509	362,820
Profit/Loss Before Taxes/ Profit/Loss Before Taxes on Ongoing Operations (2)	1040	183	67,541			43,508	42,281
Net Profit/Loss on Ongoing Operations (3)	4700					31,973	34,067
Net Profit/Loss for the Year (4)	1044	11,328	61,857			31,963	34,067
Minority Interest	2050					-7,772	-3,289
Net profit/loss attributable to the parent company / Net profit/loss attributable to holders of equity instruments in the parent company	2060					24,191	30,778
Subscribed capital	0500	21,881	21,881				
Average No. of employees	3000	130	108			13,379	9,920

B) BUSINESS OVERVIEW

(Although in summarized form due to the concise nature of this quarterly information, comments included in this section should enable investors to form an adequate opinion concerning the activities in which the company is engaged and the results obtained during the period covered by this quarterly report, as well as its financial and equity position and other essential data concerning the general course of the company's affairs. Lastly a clear distinction should be drawn in the comments between consolidated financial magnitudes and individual financial magnitudes, if applicable.)

See the attached results

C) FILING CRITERIA AND VALUATION RULES

(The preparation of the accounting data and information included in the present periodic public report should be based on the valuation principles and standards and accounting criteria set forth in current legislation regulating the preparation of the financial and accounting information included in the annual accounts corresponding to the period for which this periodic public information is being filed. In the event that the generally accepted accounting principles and criteria required pursuant to the corresponding current legislation have exceptionally not been applied to the attached data and information, that fact should be underscored and sufficiently explained, indicating the impact that not applying such criteria may have on equity, financial position and the results of the company or its consolidated group. In addition, and in similar detail, if applicable and with regard to the latest audited accounts, mention should be made and an explanation provided concerning any changes in the accounting criteria used in the preparation of the attached information. It should likewise be expressly stated whether the same accounting principles, criteria and policies applied to the last annual accounts were used, and whether they correspond to the current accounting standards applicable to the company. When pursuant to applicable legislation adjustments and/or reclassifications were applied during the previous period due to changes in accounting policy, correction of errors, or changes in the classification of specific items, the quantitative and qualitative information required to explain those adjustments and/or reclassifications should be included in that section.)

Individual financial information:

The financial information corresponding to Promotora de Informaciones, S.A.'s individual accounts was prepared based on Spanish GAAP, applying the same accounting principles, criteria and policies as in the previous annual accounts, in accordance with current accounting legislation.

Reclassification of individual financial information for the first quarter 2006:

"Net turnover" includes income from shareholdings of group and associated companies in the amount of 76,633,000 euros, in order to present this information in the same manner as it is shown in the company's annual individual accounts.

Consolidated financial information:

Promotora de Informaciones, S.A.'s consolidated financial information was prepared based on International Financial Reporting Standards (IFRS) and the interpretations of the Standard Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC) issued by the International Accounting Standards Board, and were not audited. Certain projects, resolutions and interpretations have been submitted for review and discussion to the IASB, IFRIC and/or the securities market regulating authorities.

D) DIVIDENDS DISTRIBUTED DURING THE PERIOD

(Mention of any dividends distributed since the beginning of the fiscal year)

		% over par	Euros per share	Total (in Euros 000)
1. Common Stock	3100	160.0	0.16	33,705
2. Preferred Stock	3110			
3. Redeemable Stock	3115			
4. Nonvoting Stock	3120			

Additional information concerning the distribution of dividends (on account, supplementary, etc.)

(Not applicable)

E) RELEVANT EVENTS (*)

#	Event	Code	YES	NO
1.	Acquisitions or transfers of holdings in listed companies for which notification is mandatory pursuant to Article 53 of the Securities Market Law (5% and multiples).	3200		X
2.	Acquisitions of treasury shares for which notification is mandatory pursuant to the First Additional Provision of the Companies Law (1%).	3210		X
3.	Other significant increases or decreases in fixed assets (holdings in excess of 10% in non-listed companies, relevant material investments or divestitures, etc.).	3220	X	
4.	Increases or reductions in share capital or in the face value of shares.	3230		X
5.	Bond issues, repayment or cancellation.	3240		X
6.	Change of directors or members of the Board of Directors.	3250		X
7.	Amendment of corporate bylaws.	3260	X	
8.	Transformations, mergers or demergers.	3270		X
9.	Changes in the institutional regulation of the sector having a significant impact on the economic or financial position of the company or group.	3280		X
10.	Lawsuits, litigation or disputes that may significantly affect the equity position of the company or group.	3290		X
11.	Insolvencies, suspension of payments, etc.	3310		X
12.	Special agreements concerning the total or partial limitation, assignment or waiver of political or economic rights with respect to shareholdings in the company.	3320		X
13.	Strategic alliances with national or international groups (stock swaps, etc.).	3330		X
14.	Other significant events.	3340	X	

(*) Mark the corresponding column with an "X". Where the answer is "yes," attach an explanation including the date of the notice filed with the CNMV (National Securities Market Commission) and the SRBV (Stock Exchange Management Company).

F) ATTACHMENT EXPLAINING RELEVANT EVENTS

On January 2, 2007 Prisa announced that on December 29, 2006 it received notice that the Portuguese competition authorities had decided not to oppose the concentration operation resulting from the acquisition of exclusive control of Grupo Media Capital, S.G.P.S., S.A. through a public tender offer for 100% of its share capital, in the terms and conditions set forth in the preliminary announcement published on October 26, 2006.

On January 18, 2007 Prisa announced that the Board of Directors amended the Board of Directors Regulation on that same day.

On January 22, 2007 Prisa announced that the Portuguese Securities Market Commission (CMVM) has authorized the Prospectus for a General Voluntary Public Offer to Acquire Capital Stock in Grupo Media Capital, S.G.P.S., S.A. The takeover bid seeks to aquire 100% of Media Capital stock and was launched by Vertix, S.G.P.S., S.A., a wholly-owned subsidiary of Prisa.

On January 25, 2007 Prisa announced that it had filed a complaint against the State of Portugal and the National Securities Market Commission in the Portuguese administrative and tax courts, seeking to exempt Prisa from the transitional period provided for in Section 3 of Article 5 of Law 219/2006 of November 2 amending the Portuguese Securities Code, alleged to be applicable to Prisa by virtue of agreements signed with Miguel Pais do Amaral and Nicholas Berggruen on July 21 and November 8, 2005.

On February 6, 2007 Prisa announced that through its Portuguese subsidiary Vertix, S.G.P.S., S.A. it had filed with the Portuguese Securities Market Commission the preliminary announcement of a mandatory takeover bid to acquire 100% of the capital stock of Grupo Media Capital, S.G.P.S., S.A. This mandatory takeover bid follows as a consequence of the results of Vertix's voluntary takeover bid to acquire Media Capital (announced officially on February 6, 2007), after which Prisa (through Vertix) holds a 73.70% share in Media Capital.

On February 15, 2007 Prisa announced that the Board of Directors at its meeting held that day had resolved to hold the annual shareholders meeting in Madrid, possibly to be initially convened on March 22, 2007, and including the agenda for the meeting.

On February 15, 2007 Prisa announced that the Board of Directors resolved at its meeting that to amend the "Rules for Interpreting and Applying the Shareholders Meeting Regulation of Promotora de Informaciones, S.A" in order to permit the use of the Electronic Identity Card (DNIe) issued by the General Directorate of the Police, Ministry of the Interior, for voting, appointing proxies and receiving information via electronic means of communication.

On February 15, 2007 Prisa filed its second semester 2006 earnings report.

On February 15, 2007 Prisa filed its Annual Corporate Governance Report for 2006.

On February 20, 2007 filed notice of its annual shareholders meeting, together with the documentation made available to its shareholders.

On March 22, 2007 Prisa announced that the Board of Directors at its meeting held that day and by virtue of the powers conferred upon it by the shareholders at the annual meeting of March 23, 2006 regarding a capital increase to be implemented by issuing redeemable shares to cover a stock option plan for Grupo Prisa executive directors and managers, resolved to implement a capital increase in the amount of 158,050 euros, by issuing 1,580,500 redeemable shares at a face value of 10 euro cents each, offered to Banco Santander Central Hispano, S.A. for total or partial subscription during the term that commenced on March 22, 2007 and ended on April 17, 2007. The new shares, represented by accounting entries, were issued at a premium of 13.30 euros per share, which added to the face value of 10 euro cents equals the issue rate of 13.40 euros. The new shares are to be completely paid up upon subscription, and may be partially subscribed.

On March 22, 2007 Prisa annexed the texts of the speeches delivered by the Chairman of the Board of Directors and the Chief Executive Officer at the annual shareholders meeting held that day.

On March 22, 2007 Prisa announced the resolutions adopted at the annual shareholders meeting.

On March 22, 2007 Prisa announced that its shareholders at the company's annual shareholders meeting held that day resolved to distribute a dividend against 2006 profits in the amount of 16 euro cents (gross) per share, effective March 27, 2007.

On March 23, 2007 Prisa announced that the directors at the board meeting held the previous day implemented the plan to deliver treasury shares to Grupo Prisa executive directors and managers. The total value of the shares amounts to 275,844 euros, with a limit of 12,000 euros for any one individual.

- Unless otherwise indicated, all figures should be expressed in thousands of Euros, rounded off without decimals.
- Negative figures should be preceded by a minus sign (-) in front of the corresponding number.
- Unless otherwise indicated, each amount expressed in numbers should be accompanied by the corresponding figure for the preceding period.
- The adopted International Financial Reporting Standards ("adopted IFRS") shall mean those standards adopted by the European Commission in accordance with the procedures set forth in Regulation 1606/2002 (EC) of the European Parliament and Council of July 19, 2002.
- The financial information provided in this form shall comply with the accounting standards and principles for recognition and valuation applicable for the entity in question for preparing their financial reports for the year for which this periodic public information is being filed. Until the fiscal year commencing January 1, 2007, all companies (with the exception of credit institutions) which pursuant to the provisions of the Commercial Code are required to file annual consolidated accounts and which at the close of the accounting period have only issued fixed-income securities listed on a stock exchange, and which have chosen to continue applying the standards contained in Section Three, of Title III of Book One of the Commercial Code and implementing legislation shall file the periodic public consolidated information required under section A) under "National Consolidated Standards", provided that the adopted IFRS were not applied during the previous fiscal year.

Definitions:

- (1) The Net Turnover figure should include all amounts from the sale of goods and provision of services corresponding to the company's ordinary activities, minus rebates and other reductions applied to sales, as well as VAT and other taxes directly related to the turnover figure. In the event that consolidated figures should be filed in accordance with the adopted IFRS, the information provided in this section should be prepared in accordance with those standards.
- (2) Profit/Loss Before Taxes: companies that file their periodic financial reports in accordance with the adopted IFRS should include under this section their pre-tax profit/loss on continuing operations.
- (3) Profit/Loss for the Period on Ongoing Operations: this section must only be completed by those entities that present their financial reports according to the adopted IFRS and should reflect after-tax profit/loss on continuing operations.
- (4) Profit/Loss for the Year: those entities that file their financial reports in accordance with the adopted IFRS shall include under this heading their profit/loss for the year from continuing operations plus/minus after-tax profit/loss on discontinuing operations.

Madrid, April 23, 2007

TO THE NATIONAL SECURITIES MARKET COMMISSION

OTHER ANNOUNCEMENTS

With regard to VERTIX, S.G.P.S, S.A. (VERTIX)'s mandatory takeover bid to acquire 100% of GRUPO MEDIA CAPITAL, SGPS, S.A (MEDIA CAPITAL), of which the Commission was notified on February 6, 2007 in Announcement of Relevant Information no. 76365, we wish to announce that PROMOTORA DE INFORMACIONES, S.A.(PRISA) and VERTIX filed a petition for injunctive relief today with the competent Portuguese competition authorities against the Portuguese Securities Market Commission Portugal (CMVM)'s decision to refuse to appoint an independent auditor to determine the unitary price per share for the mandatory takeover bid in question.

The CMVM deems that the applicable price for the mandatory takeover bid should be 8.29 € per share (average weighted trading price of MEDIA CAPITAL shares during the six months prior to the announcement of the offer), while VERTIX maintains that, given the limited liquidity of the MEDIA CAPITAL stock, pursuant to applicable Portuguese rules the price should be determined by an independent auditor.

As a result of VERTIX's voluntary takeover bid for MEDIA CAPITAL prior to this mandatory takeover bid, VERTIX already holds 73.70% of MEDIA CAPITAL's share capital. In consequence, the mandatory bid is for the remaining 26.30% of MEDIA CAPITAL's capital stock, represented in 22,225,276 shares.

Madrid, May 11, 2007

OTHER ANNOUNCEMENTS

Promotora de Informaciones, S.A. (Prisa) announces that the Portuguese Securities Market Commission ("CMVM") has authorized the registration of the prospectus of the obligatory general public tender to acquire the share capital of Grupo Média Capital, SGPS, S.A. ("Média Capital").

The public tender was launched by Vertix, SGPS, S.A., a wholly-owned subsidiary of Prisa. Vertix already owns 73.70% of Média Capital stock and, thus, the tender seeks to acquire the remaining 26.30% of the shares.

The price offered is 8.29 € per share, and the term for acceptance of the offer is May 14-July 20, 2007.

The conditions of the prospectus are available, among others, on the CMVM webpage (www.cmvm.pt).

Prisa and Vertix's application to the Portuguese courts for interim relief with respect to the independent auditor's appraisal of the price for this tender (see "Other Announcements No. 23264, of April 23, 2007) has been provisionally dismissed, although it is still pending in ordinary proceedings.

Madrid, July 23, 2007

Announcement of Relevant Information

Promotora de Informaciones, S.A. (Prisa) announces that today the results of the obligatory takeover bid launched by its subsidiary Vertix SGPS; S.A. (Vertix) to acquire Grupo Média Capital, SGPS, S.A. (Média Capital) were officially released. The takeover bid was the subject of announcements nos. 76365 and 80264, issued respectively on February 6 and May 11, 2007.

Prior to launching the takeover bid Vertix already owned 62,287,904 shares representing 73.70% of Média Capital stock. Thus the bid sought to acquire the remaining 26.30% represented in 22,225,276 shares.

The bid was accepted by shareholders representing 20.68% of Média Capital stock (17,480,831 shares).

The bid price was 8.29 € per share, for a total of 144,916,088.99 €, which will be paid out on July 26.

In consequence, after the bid Vertix now owns 79,768,735 shares representing 94.39% of Média Capital stock.

Madrid, May 16, 2007

Announcement of Relevant Information

As a supplement to Announcement of Relevant Information No. 78339 concerning the capital increase to be effected by issuing redeemable Class B shares to cover a stock option plan for Grupo PRISA executive directors and managers approved at the Ordinary Shareholders Meeting of April 15, 2004, Promotora de Informaciones, S.A. (PRISA) hereby announces that this capital increase has been registered on the Madrid Commercial Register.

Banco Santander Central Hispano, S.A. has partially subscribed this capital increase (having subscribed 1,543,000 redeemable shares of the 1,580,500 shares issued) and has paid a total of 20,676,200 euros, 154,300 euros as the face value of the shares and 20,521,900 euros as share premium.

Thus the total share capital is twenty-two million thirty-five thousand five hundred fifty (22,035,550) euros.

These redeemable shares carry the same rights as all other ordinary shares, with the exception of the provisions of Article 6 of the PRISA Bylaws concerning redemption rights. Banco Santander Central Hispano, S.A., which as indicated is the sole subscriber of the redeemable shares, has undertaken not to exercise the political rights inherent in these shares.

Pursuant to the provisions of Royal Decree 1310/2005 of November 4, and specifically its Article 9, paragraph 8, PRISA has determined that the Class B redeemable shares numbered consecutively from 1B to 1,543,000B shall not be listed on any stock exchange and upon maturity of the stock option plan shall either be redeemed or converted into Class A shares, which shall be admitted to trading, as the case may be.

In view of the foregoing, Article 6 of the PRISA Bylaws shall read as follows:

> *"Article 6.- Share Capital.*
>
> *Share capital is TWENTY-TWO MILLION THIRTY-FIVE THOUSAND FIVE HUNDRED FIFTY (22,035,550) euros, divided into TWO HUNDRED EIGHTEEN MILLION EIGHT HUNDRED TWELVE THOUSAND FIVE HUNDRED (218,812,500) ordinary Class A shares having a face value of TEN*

EURO CENTS (0.10) each and numbered consecutively from 1A to 218,812,500A, and ONE MILLION FIVE HUNDRED FORTY-THREE THOUSAND (1,543,000) redeemable Class B shares having a face value of TEN EURO CENTS (0.10) each and numbered consecutively from 1B to 1,543,000B.

Share capital is totally subscribed and paid up.

The company may issue redeemable shares at a maximum face value of one-fourth of the share capital, complying with all other legal requirements.

With the requirements for amending the company bylaws, the General Shareholders Meeting may delegate powers to the Board of Directors with respect to capital increases pursuant to Article 153 of the Corporations Law.

Rules applicable to the redeemable shares:

The redeemable shares shall be redeemable in accordance with the provisions of Articles 92 bis and 92 ter of the Consolidated Corporations Law, either at the request of the holders of the redeemable shares or at the request of the Company, in either case in the conditions set forth hereunder.

Redemption rights may be exercised by written notice to the Company made by the holders of redeemable shares, within the following term: within the month following January 31, 2008, which is the expiration date of the term for exercising options for which coverage the issue was effected. In the same terms and conditions and within the necessary legal requisites, redeemable shares may also be redeemed by the Company. Upon expiration of the aforementioned term, shares for which redemption rights have not been exercised shall be converted into ordinary Class A shares, with their subsequent elimination from Class B.

Likewise by means of written notice to the Company, the holders of redeemable shares may at any time waive their redemption rights, in which case the shares in question shall be converted into ordinary Class A shares.

The redemption price shall be the same as the issue price, that is, 13.40 euros, and shall be paid by the Company within the month following receipt of the notice of the intention to exercise the redemption rights, unless the mode of redemption requires a resolution of the shareholders at an ordinary shareholders meeting, in which case it shall be paid within two months following the first ordinary meeting held after the aforementioned date".

May 28, 2007

ANNOUNCEMENT OF RELEVANT INFORMATION

PROMOTORA DE INFORMACIONES, S.A. (PRISA) announces that through its subsidiary GRUPO EMPRESARIAL DE MEDIOS IMPRESOS, SL it has reached a preliminary agreement with GRUPO ALFONSO GALLARDO, S.L. to sell to the latter: (i) holdings representing 100% of the share capital of EL CORREO DE ANDALUCÍA, SL, publisher of the daily newspaper "El Correo de Andalucía" and (ii) shares representing 59.27% of the share capital of DIARIO JAÉN, S.A., publisher of the daily newspaper "Jaén".

The operation will be completed after the buyer group has carried out a due diligence review of the companies in question, and after duly complying with the procedures set forth in the DIARIO JAÉN, S.A. bylaws.

The total price of the joint operation amounts to nineteen million euros (19,000,000 €).

Madrid, June 14th 2007

OTHER ANNOUNCEMENTS

Promotora de Informaciones S.A (PRISA) confirms that according to the statements that the CEO Juan Luis Cebrian made yesterday to Bloomberg related to Sogecable and Unión Radio, there is no decision for selling those assets and therefore there is no need to make any relevant event communication.

PRISA
Educación, información, entretenimiento

PRESS RELEASE

PRISA REITERATES THAT SOGECABLE IS A STRATEGIC INVESTMENT

Due to the speculations and rumours in the markets, PRISA wants to formally deny any change about its position in Sogecable.

The company has always considered Sogecable as a strategic asset, to the extent of launching a bid over the company amounting to 1 billion euros a year and a half ago.

The fact that Sogecable operates in two different markets (Pay-TV and Free-to-air TV) does not imply there is any current transaction referred to the future of Sogecable's assets. This statement defers from the aforementioned speculations and misunderstandings. In this sense, PRISA informed the Spanish Stock Market Commission yesterday.

Madrid, 15th June, 2007

June 21, 2007

ANNOUNCEMENT OF RELEVANT INFORMATION

PROMOTORA DE INFORMACIONES, S.A. (PRISA) announces that its subsidiary ESPACIO EDITORIAL ANDALUZA HOLDING, SL (ESPACIO EDITORIAL) has signed a preliminary agreement to sell to Mr. José Luis Martínez García or to a company in his control ESPACIO EDITORIAL's entire 31.89% share in NOVOTÉCNICA, S.A (publisher of "La Voz de Almería"), as well as the rest of ESPACIO EDITORIAL's holdings in other societies in which NOVOTÉCNICA has interests.

The total price of the operation amounts to ten million euro (10,000,000 €).

NOVOTÉCNICA and PRISA continue to be partners in local television and radio broadcasting in Almería.

5.1.3 version

Security Reference

9301FJUT

QUARTERLY EARNINGS REPORT FOR:

PERIOD First Half **YEAR** 2007

Company Name:
PROMOTORA DE INFORMACIONES, S.A.

Registered Offices:
GRAN VIA, 32, 6 PLANTA

Tax ID No.: A-28297059

Persons responsible for this information, positions that they hold, and identification of the power or powers of attorney by virtue of which they represent the company:
Juan Luis Cebrián, CEO of Grupo Prisa
Notarial Power of Attorney No. 2387/99 of July 5, 1999

CONTENT OF HALF-YEARLY INFORMATION PROVIDED
(mark with an X where applicable)

		Individual	Consolidated
I. Data Identifying Issuer	0010	X	
II. Variation in Consolidated Group	0020		X
III. Basis for Presentation and Valuation Standards Applied	0030	X	X
IV. Balance Sheet	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Comparative Balance Sheet	0060		
VII. Net Turnover by Activity	0070	X	X
VIII. Number of Employees	0080	X	X
IX. Business Performance	0090	X	X
X. Issue, Redemption or Cancellation of Debenture Loans	0100		
XI. Dividends Distributed	0110	X	
XII. Significant Events	0120	X	X
XIII. Schedule Explaining Significant Events	0130	X	X
XIV. Related Transactions	0140	X	X
XII. Auditors' Special Report	0150	X	X

II. VARIATION IN THE COMPANIES FORMING THE CONSOLIDATED GROUP (1)

PRESS

El País

In January, 2007 Diario El País Do Brasil Distribuidora de Publicações, Ltda. was founded with 99.99% of its capital from Diario El País, S.L. and al 0.01% from Prisa Divisi6n Internacional, S.L. The company is being consolidated using the full consolidation method.

Specialized and Regional Press

Grupo Empresarial de Medios Impresos, S.L. reached an agreement to sell 100% of El Correo de Andalucía, S.L., publisher of the "El Correo de Andalucía" newspaper, and 59.27% of Diario Jaén, S.A, publisher of the "Diario Jaén" newspaper. Until June, 2007 these companies were consolidated using the full consolidation method.

RADIO

Radio-Spain

In January 2007 Sociedad Española de Radiodifusi6n, S.A. acquired 90.07% of Propulsora Montañesa, S.A. The company is being consolidated using the full consolidation method. As a consequence, Cantabria de Medios, S.L. (a wholly-owned subsidiary of Propulsora Montañesa, S.A) will likewise be consolidated using the full consolidation method.

Radio-International

In January, 2007 Servicios Radi6polis, S.A. de C.V. was incorporated with 99.998% capital from Sistema Radi6polis, S.A. de C.V. and 0.002% from Radio Comerciales, S.A. de C.V.

Also incorporated in January, 2007 was Servicios Xezz, S.A. de C.V. with 99.998% capital from Xezz, S.A. de C.V. and 0.002% from Radio Comerciales, S.A. de C.V. These companies are being consolidated using the proportionate method.

Music

In May, 2007 Eurotropical de Producciones Discográficas, S.L.U. was dissolved, having been a wholly-owned subsidiary of Gran Vía Musical de Ediciones, S.L. that was previously consolidated using the full consolidation method.

EDUCATION

In January, 2007 Editora Fontanar, Ltda. was founded with 99.96% of its capital from Editora Objetiva, Ltda. and 0.03% from Editora Moderna, Ltda.

In January, 2007 Richmond Educacão, Ltda. was founded with 99.999% of its capital from Editora Moderna, Ltda. and 0.001% from Grupo de Edicões Santillana, Ltda.

Likewise in January, 2007 Uno Educacão, Ltda. was founded with 99.999% of its capital from Editora Moderna, Ltda. and 0.001% from Grupo de Edicões Santillana, Ltda.

These companies are consolidated using the full consolidation method.

AUDIOVISUAL

Media Capital

As a consequence of the results of Vertix, S.G.P.S., S.A.'s voluntary takeover bid to acquire Grupo Media Capital, S.G.P.S., S.A. officially announced on February 6, 2007, Promotora de Informaciones, S.A.'s interest (through Vertix, S.G.P.S., S.A.) in Grupo Media Capital, S.G.P.S., S.A. has increased by 40.70% to a total of 73.70%. As a result, Grupo Media Capital, S.G.P.S., S.A. will no longer be consolidated by the equity accounting method, but rather by the full consolidation method.

In June, 2007 Teatro Mais-Actividades Tetarais, Lda., an indirect subsidiary of Grupo Media Capital, S.G.P.S., S.A., was dissolved.

DIGITAL

In June, 2007 Inversiones Digitales, S.A.; Información, Telefonía y Comunicación, S.A. and Sistemtel Telecomunicaciones Bolivia, S.A. were dissolved. These companies had previously been consolidated using the equity accounting method.

DISTRIBUTION

In April, 2007 Gelesa Gestión Logística, S.L. was founded with 100% capital from Gestión de Logística Editorial, S.L. This company is being consolidated using the full consolidation method.

GDM

In April, 2007 GDM Publicidad Electrónica, S.A. was dissolved. This company, in which Gerencia de Medios, S.A. had a 51% interest, had been consolidated using the full consolidation method.

OTHERS

In May, 2007 Promotora de Actividades América 2010, S.L. was founded with 99.99% of its capital from Promotora de Informaciones, S.A. and 0.01% from Prisa División Internacional, S.L. The company is being consolidated using the full consolidation method.

III. FILING CRITERIA AND VALUATION RULES

(The preparation of the financial and accounting data and information included in the present periodic public report should be based on the valuation principles and rules, and the accounting criteria set forth in current legislation regulating the preparation of the financial and accounting information included in the annual accounts and intermediate financial statements corresponding to the business sector in which the company is engaged. In the event that the generally accepted accounting principles and criteria required pursuant to the corresponding current legislation have exceptionally not been applied to the attached data and information, that fact should be underscored and sufficiently explained, indicating the impact that not applying such criteria may have on equity, financial position, and the results of the company or its consolidated group. In addition and in similar detail, if applicable and with regard to the latest audited annual accounts, mention should be made and an explanation provided concerning any changes in the accounting criteria used in the preparation of the attached information. It should likewise be expressly stated whether the same accounting principles, criteria and policies applied to the last annual accounts were used, and whether they correspond to the current accounting rules applicable to the company.)

Individual Financial Information:

The financial information for Promotora de Informaciones, S.A.'s annual individual accounts was prepared using generally accepted accounting principles in Spain, by applying the same accounting practices, criteria and policies used in the last annual accounts, pursuant to current accounting legislation.

Consolidated Financial Information

The consolidated financial information for Promotora de Informaciones, S.A. was prepared based on all of the International Financial Reporting Standards (IFRS) and the interpretations of the Standing Interpretations Committee (SIC), as well as the International Financial Reporting Interpretations Committee (IFRIC) issued by the International Accounting Standards Board (IASB) in effect for unaudited accounts. Some of the projects, decisions and interpretations are presently being reviewed and discussed by the IASB, IFRIC and/or stock market regulatory authorities.

Reclassification of consolidated financial information for the 2006 fiscal year:

Profit and Loss Account

The following reclassifications were made in the "Net Turnover by Activity" section for the period January-June 2006:

a) "Advertising" includes both advertising sales and sponsorships, the latter having been included at June 2006 under "Other Income". Sponsorships at June 2006 amounted to 1,744,000 euro.

b) "Promotions and Collections" includes both promotions and collections, the latter having been included at June 2006 under "Other Income ". Collections at June 2006 amounted to 266,000 euro.

IV. INDIVIDUAL COMPANY BALANCE SHEET

Units: Euros 000

ASSETS

		Code	CURRENT YEAR	PREVIOUS YEAR
A)	UNCALLED SHARE CAPITAL	0200		
I.	Start-up Expenses	0210	198	361
II.	Intangible Assets	0220	9,386	5,006
II.1.	Rights in Leased Assets	0221		
II.2.	Other Intangible Assets	0222	9,386	5,006
III.	Tangible Assets	0230	3,783	3,608
IV.	Non- current Financial Investments	0240	2,938,671	2,412,481
V.	Non- current Treasury Stock	0250	39,164	37,809
VI.	Non-current Trade Debtors	0255		
B)	NON-CURRENT ASSETS (2)	0260	**2,991,202**	**2,459,265**
C)	DEFERRED EXPENSES (3)	0280	11,042	12,931
I.	Called-up Share Capital	0290		
II.	Inventory	0300		
III.	Debtors	0310	82,197	11,925
IV.	Current Financial Investments	0320	283,743	147,944
V.	Current Treasury Stock	0330		
VI.	Cash and Banks	0340	867	1,446
VII.	Prepayments	0350	3,203	1,683
D)	CURRENT ASSETS	0360	**370,010**	**162,998**
	TOTAL ASSETS (A + B + C + D)	0370	**3,372,254**	**2,635,194**

LIABILITIES

			CURRENT YEAR	PREVIOUS YEAR
I.	Share Capital	0500	22,036	21,881
II.	Reserves	0510	799,456	676,711
III.	Profit/loss from Previous Years	0520		
IV.	Profit/loss for the Year	0530	32,090	93,568
V.	Interim Dividends Paid During the Year	0550		
A)	SHAREHOLDERS' EQUITY	0560	**853,582**	**792,160**
B)	DEFERRED INCOME(4)	0590	2	1,010
C)	PROVISIONS FOR LIABILITIES AND CHARGES	0600	46,470	35,589
I.	Issue of Bonds and Other Negotiable Securities	0610	162,300	162,300
II.	Non-current bank debt	0615	1,857,469	1,206,675
III.	Amounts Owed to Group and Associated Companies	0620	52,879	0
IV.	Non-current Trade Creditors	0625		
V.	Other Non-current Liabilities	0630	134	134
D)	NON-CURRENT LIABILITIES	0640	**2,072,782**	**1,369,109**
I.	Issue of Bonds and Other Negotiable Securities	0650		
II.	Current bank debt	0655	175,836	365,770
III.	Amounts Owed to Group and Associated Companies	0660	193,843	52,566
IV.	Trade Creditors	0665	8,279	4,783
V.	Other Current Liabilities	0670	18,528	12,352
VI.	Accruals	0680	2,932	1,855
E)	CURRENT LIABILITIES (5)	0690	**399,418**	**437,326**
F)	CURRENT PROVISIONS FOR LIABILITIES AND CHARGES	0695		
	TOTAL LIABILITIES (A + B + C + D + E + F)	0700	**3,372,254**	**2,635,194**

V. INDIVIDUAL COMPANY RESULTS

Units: Euros 000

			CURRENT YEAR		PREVIOUS YEAR	
			Amount	%	Amount	%
+	Net Turnover (6)	0800	80,642	100.00%	106,481	100.00%
+	Other Income (7)	0810	560	0.69%		0.00%
+/-	Change in Stocks of Finished and Semi-finished Goods	0820		0.00%		0.00%
=	TOTAL REVENUES	0830	81,202	100.69%	106,481	100.00%
-	Net Purchases	0840		0.00%		0.00%
+/-	Change in Stocks of Commodities, Raw Materials and Other Consumables	0850		0.00%		0.00%
-	External Costs and Operating Costs (8)	0860	-9,459	-11.73%	-8,062	-7.57%
=	ADJUSTED VALUE-ADDED	0870	**71,743**	88.96%	**98,419**	92.43%
+/-	Other Expenses and Income (9)	0880		0.00%		0.00%
-	Personnel Costs	0890	-12,111	-15.02%	-6,952	-6.53%
=	GROSS OPERATING PROFIT/LOSS	0900	**59,632**	73.95%	**91,467**	85.90%
-	Allowance for Fixed Asset Depreciation	0910	-1,200	-1.49%	-1,383	-1.30%
-	Allowance for Reversion Fund	0915		0.00%		0.00%
+/-	Change in Provisions for Working Capital (10)	0920		0.00%		0.00%
=	NET OPERATING PROFIT/LOSS	0930	**58,432**	72.46%	**90,084**	84.60%
+	Financial Income	0940	5,384	6.68%	4,062	3.81%
-	Financial Expenses	0950	-50,163	-62.20%	-21,835	-20.51%
+	Interest and Capitalized Exchange Rate Differences	0960		0.00%		0.00%
+/-	Allowance for Depreciation and Financial Provisions (11)	0970		0.00%		0.00%
=	ORDINARY ACTIVITIES PROFIT/LOSS	1020	**13,653**	16.93%	**72,311**	67.91%
+/-	Profits/losses from Intangible Assets and Control Portfolio (12)	1021		0.00%		0.00%
+/-	Change in Provisions for Intangible and Tangible Assets and Control Portfolio (13)	1023	5,526	6.85%	19,435	18.25%
+/-	Profits/losses from Operations with Own Shares and Bonds (14)	1025		0.00%		0.00%
+/-	Profits/losses from Previous Years (15)	1026		0.00%		0.00%
+/-	Other Extraordinary Profit/loss (16)	1030	-3,052	-3.78%	3,270	3.07%
=	PROFIT/LOSS BEFORE TAXES	1040	**16,127**	20,00%	**95,016**	89.23%
+/-	Corporate Income Tax and Others	1042	15,963	19,79%	-1.448	-1.36%
=	PROFIT/LOSS FOR THE YEAR	1044	**32,090**	39.79%	**93,568**	87.87%

IV. CONSOLIDATED BALANCE SHEET
(INTERNATIONAL FINANCIAL REPORTING STANDARD RULES - IFRS)

Units: Euros 000

ASSETS

		Code	CURRENT YEAR	PREVIOUS YEAR
I.	Tangible Assets	4000	495,155	508,142
II.	Real Estate Investments	4010	12,331	12,139
III.	Goodwill	4020	2,105,450	1,572,550
IV.	Other Intangible Assets	4030	434,302	413,756
V.	Non-current Financial Investments	4040	120,937	77,292
VI.	Investments in Associates	4050	11,368	267,365
VII.	Biological Assets	4060		
VIII.	Deferred tax assets	4070	1,336,521	1,438,989
IX.	Other Non-current Assets	4080	10,039	13,218
A)	NON-CURRENT ASSETS	4090	**4,526,103**	**4,303,451**
I.	Biological Assets	4100		
II.	Inventory	4110	298,553	261,857
III.	Debtors and other account receivables	4120	1,101,701	892,859
IV.	Other Current Financial Investments	4140	4,981	4,353
V.	Assets for tax on current earnings	4150		
VI.	Other Current assets	4160	225	0
VII.	Cash and Cash equivalents	4170	243,227	41,449
	Sub total CURRENT ASSETS	4180	**1,648,687**	**1,200,518**
VIII.	Non-current assets classified as held for sale and discontinued operations	4190	120,398	0
B)	CURRENT ASSETS	4195	1,769,085	1,200,518
	TOTAL ASSETS (A + B)	4200	**6,295,188**	**5,503,969**

LIABILITIES

		Code	CURRENT YEAR	PREVIOUS YEAR
I.	Share Capital	4210	22,036	21,881
II.	Other Reserves (20)	4220	738,123	610,400
III.	Cumulative Profit (21)	4230	339,605	311,267
IV.	Other equity elements	4235		
V.	Minus: Treasury Stock	4240	-39,164	-37,809
VI.	Exchange differences	4250	3,985	5,301
VII.	Other valuation adjustments	4260		
VIII.	Revaluation reserves non-current assets classified as held for sale and discontinued operations	4265		
IX.	Interim Dividends Paid During the Year	4270		
	EQUITY ATTRIBUTED TO HOLDERS OF EQUITY INSTRUMENTS IN THE PARENT COMPANY	4280	**1,064,585**	**911,040**
X.	Minority Interests	4290	247,288	269,565
A)	SHAREHOLDERS' EQUITY	4300	**1,311,873**	**1,180,605**
I.	Issue of Bonds and Other Negotiable Securities	4310	156,541	152,884
II.	Non-current bank debt	4320	2,681,433	2,178,441
III.	Other Non-current financial Liabilities	4330	207,476	206,503
IV.	Deferred tax Liabilities	4340	104,406	127,434
V.	Provisions	4350	50,833	50,912
VI.	Other Non-current Liabilities	4360	21,136	25,904
B)	NON-CURRENT LIABILITIES	4370	**3,221,825**	**2,742,078**
I.	Issue of Bonds and Other Negotiable Securities	4380		
II.	Current bank debt	4390	412,194	552,596
III.	Trade Creditors and other Current Liabilities	4400	1,236,781	996,146
IV.	Other Current Financial Liabilities	4410	38	0
V.	Provisions	4420	7,300	3,545
VI.	Liabilities for tax on current earnings	4430		
VII.	Other Current Liabilities	4440	39,341	28,999
	Subtotal Current Liabilities	4450	**1,695,654**	**1,581,286**
VIII.	Liabilities directly associated with non-current assets classified as held for sale and discontinued operations	4465	**65,836**	**0**
C)	CURRENT LIABILITIES	4470	**1,761,490**	**1,581,286**
	TOTAL LIABILITIES & SHAREHOLDERS' EQUITY (A + B + C)	4480	**6,295,188**	**5,503,969**

V. CONSOLIDATED GROUP RESULTS
(INTERNATIONAL FINANCIAL REPORTING STANDARD RULES - IFRS)

Units.: Euros 000

			CURRENT YEAR		PREVIOUS YEAR	
			Amount	%	Amount	%
+	Net Turnover	4500	1,817,479	100.0%	1,168,432	100.00%
+	Other Income	4510	30,873	1.70%	44,493	3.81%
+/-	Change in Stocks of Finished and Semi-finished Goods	4520		0.00%		0.00%
-	Net Purchases	4530	-713,659	-39.27%	-420,374	-35.98%
-	Personnel Costs	4540	-316,044	-17.39%	-235,291	-20.14%
-	Depreciation charges	4550	-119,322	-6.57%	-89,773	-7.68%
-	Other expenses	4560	-453,462	-24.95%	-308,004	-26.36%
=	OPERATING PROFIT/LOSS	4570	**245,865**	13.53%	**159,483**	13.65%
+	Financial Income	4580	4,840	0.27%	2,848	0.24%
-	Financial Expenses	4590	-98,418	-5.42%	-45,103	-3.86%
+/-	(Net) exchange rate differences	4600	2,696	0.15%	1,785	0.15%
+/-	Profit/loss from differences in the value of financial instruments vs. fair value (net)	4610	8,543	0,47%	0	0.00%
+/-	Profit/loss from difference in the value of non-financial assets vs. fair value (net)	4620				0.00%
+/-	Profit/loss from impairment/reversal of impairment of assets (net)	4630				0.00%
+/-	Share of Profit/Loss in Companies Consolidated Using the Equity Method	4640	-756	-0.04%	-6,371	-0.58%
+/-	Profit/Loss from disposal of non-current assets or valuation of non-current assets classified as held for sale or included in discontinued activities (net)	4650		0.00%		0.00%
+/-	Other income/loss	4660		0.00%		0.00%
=	PROFIT/LOSS BEFORE TAXES OF CONTINUING OPERATIONS	4680	**162,770**	8.96%	**112,282**	9.61%
+/-	Tax on Profits	4690	-49,550	-2.73%	-40,792	-3.49%
=	PROFIT/LOSS OF CONTINUING OPERATIONS	4700	**113,220**	6.23%	**71,490**	6.12%
+/-	Profit/loss after taxes on discontinued activities (net) (23)	4710		0.00%		0.00%
=	PROFIT/LOSS FOR THE YEAR	4720	113,220	6.23%	71,490	6.12%
+/-	Profit/loss Attributable to Minority Interests	4730	-39,910	-2.20%	-4,230	-0.36%
=	PROFIT/LOSS FOR THE YEAR ATTRIBUTABLE TO THE PARENT COMPANY	4740	**73,310**	4.03%	**67,260**	5.76%

VI. CONSOLIDATED COMPARATIVE BALANCE SHEET BETWEEN PREVIOUS GAAP AND THE INTERNATIONAL FINANCIAL REPORTING STANDARD RULES - IFRS

Units: Euros 000

	ASSETS		BEGINNING OF THE YEAR 2005 (IFRS)	CLOSING BALANCE SHEET FOR YEAR 2004 (PREVIOUS GAAP)
I.	Start-up Expenses	5000		
II.	Tangible Assets	5010		
III.	Real Estate Investments	5020		
IV.	Goodwill	5030		
V.	Other Intangible Assets	5040		
VI.	Non-current Financial Investments	5050		
VII.	Non-current Treasury Stock	5060		
VIII.	Other Non-current Assets	5070		
A)	NON-CURRENT ASSETS	5080		
B)	DEFERRED EXPENSES	5090		
I.	Inventory	5100		
II.	Debtors and other accounts receivable	5110		
III.	Other Current Financial Investments	5120		
IV.	Current Treasury Stock	5130		
V.	Other Current assets	5140		
VI.	Cash and Cash Equivalents	5150		
	Subtotal	5160		
VII.	Non-current assets classified as held for sale or included in discontinued operations	5170		
C)	CURRENT ASSETS	5175		
	TOTAL ASSETS (A + B + C)	5180		

LIABILITIES

			CURRENT YEAR	PREVIOUS YEAR
I.	Share Capital	5190		
II.	Reserves	5200		
	Out of which: reserves due to translation to IFRS	5210		
III.	Other equity elements	5215		
IV.	Minus: Treasury stock	5220		
V.	Valuation adjustments	5230		
VI.	Profit/loss for the year	5240		
VII.	Less: Interim Dividends	5250		
A)	SHAREHOLDERS' EQUITY IN PREVIOUS GAAP/ EQUITY ATTRIBUTED TO HOLDERS OF EQUITY INSTRUMENTS IN THE PARENT COMPANY	5260		
B)	MINORITY INTERESTS	5270		
	TOTAL SHAREHOLDERS' EQUITY ACCORDING TO IFRS (A+B)	5280		
C)	NEGATIVE CONSOLIDATION DIFFERENCE	5290		
D)	DEFERRED INCOME	5300		
I.	Issue of Bonds and Other Negotiable Securities	5310		
II.	Non- current bank debt	5320		
III.	Provisions	5330		
IV.	Other Non-current Liabilities	5340		
E)	NON-CURRENT LIABILITIES	5350		
I.	Issue of Bonds and Other Negotiable Securities	5360		
II.	Current bank debt	5370		
III.	Trade Creditors and other Current Liabilities	5380		
IV.	Provisions	5390		
V.	Other Current liabilities	5400		
	SUBTOTAL	5410		
VI.	Liabilities directly associated with non-current assets classified as held for sale and discontinued operations	5420		
F)	CURRENT LIABILITIES	5425		
	TOTAL LIABILITIES & SHAREHOLDERS' EQUITY (A + B + C + D + E + F)	5430		

VII. NET TURNOVER BREAKDOWN (BY BUSINESS)

ACTIVITY		INDIVIDUAL Current Year	INDIVIDUAL Previous Year	CONSOLIDATED Current Year	CONSOLIDATED Previous Year
Advertising Revenues	2100			575,581	361,940
Sales of Books and Training	2105			218,370	218,097
Newspaper/Magazine Sales	2110			103,384	101,275
Subscribers Revenues	2130			587,291	256,978
Audiovisual Revenues	2125			167,788	88,407
Promotions and collections	2115			47,990	65,934
Printing Revenues	2120			23,477	27,415
Other Revenues	2135	80,642	106,481	93,598	48,386
	2140				
Works Finished Pending License (*)	2145				
Total NET TURNOVER	2150	**80,642**	**106,481**	**1,817,479**	**1,168,432**
National Market	2160	80,642	106,481	1,499,923	951,922
Exports: European Union	2170			104,504	8,388
OECD Countries	2173			55,013	55,788
Other Countries	2175			158,039	152,334

(*) Applicable only to construction companies

VII. NUMBER OF EMPLOYEES DURING THE PERIOD

		INDIVIDUAL Current Year	INDIVIDUAL Previous Year	CONSOLIDATED Current Year	CONSOLIDATED Previous Year
TOTAL EMPLOYEES	3000	130	110	13,765	11,930

IX. BUSINESS PERFORMANCE

In addition to conforming to the instructions for filing this half-yearly information, the information included herein should expressly mention the following aspects: trends in income and associated costs; composition and analysis of the principal operations giving rise to extraordinary profits or losses; observations concerning the most relevant investments and divestments, explaining their impact on the company's working capital and especially on its cash situation; sufficient explanation of the nature and effects of items that may have caused significant variations in the company's turnover or in its profits or losses during the current six-month period with regard to the information made public during the previous quarter.

Moreover, those entities that file consolidated group balance sheets and profit and loss accounts in accordance with IFRS standards should provide detailed information concerning operations that have a significant impact on the financial position, profit or loss, or the net worth of the entity or its group as a consequence of impairment or reversion of assets, valuation of assets and liabilities at fair value, including derivative instruments and operations involving hedging, exchange rate differences, provisions, business combinations, activities classified as "discontinued" or any other operation having significant effects, as well as a description of material variations under the heading of "non-current assets classified as held for sale and discontinued operations" and related liabilities, any significant variation in assumed risks and steps taken to mitigate them, and relevant post-close out events not reflected in the financial information presented. Lastly, a clear distinction should be made between comments concerning consolidated financial statements and comments concerning individual financial statements.

(See the attached file)



January- June 2007 Results

July 19th 2007



PRISA

Educación, información, entretenimiento

Ofa

NOTA 1: GROUP STRUCTURE


Grupo Prisa´s activities are organized into the following areas: **Press, Radio, Education-Publishing, Audiovisual** and the **Digital** area, which operates in all the areas:

PRISA
Press
Radio
Education
Audiovisual
• El País
• Specialized Press
• Magazines
• International Press
• Radio in Spain
• International Radio
• Music
• Education in Spain, Portugal, Latam and USA
• General Editions
• Training
• Bookshops
• Sogecable
• Media Capital (*)
• Local TV
• Audiovisual Production
Digital/ Internet

Other activities include different business such as the Advertising Agency (GDM), Printing (Dédalo), Distribution, Real Estate and Head Quarters.

(*) Although Media Capital includes other activities, it is integrated in the Audiovisual area, due to the fact that most of its revenues come from TVI (free to air TV) and NBP (audiovisual production).

FIRST HALF OF 2007

PRISA INCREASES ITS OPERATING PROFIT (EBIT) BY 54.2% TO €245.86 MILLION

Revenues (€1,848.35 million) increased by 52.4%

The most relevant events in the first half of 2007 have been the following:

- **Advertising growth (+59.0%)**. The increase in Radio in Spain (+15.8%) and El Pais (+11.0%), together with the contribution of the advertising revenues coming from Sogecable and Media Capital explain this performance. Excluding Sogecable and Media Capital figures, the Group advertising revenues would have increased by **12.5%**.
- **Newspapers and magazines sales growth (+2.1%).** The **improvement in the circulation of El País in the second quarter of the year (+2.0%)** together with the positive performance of **Diario As (+13.3%)** and **Cinco Días (+15.9%)** during the same period, decreased the decline in revenues registered in the first quarter of the year.
- **Radio in Spain** increased its operating profit by 29.4% (€52.61 million). Cadena SER continued to be the leader in the Spanish radio market in all time slots, with 4,643,000 daily listeners.
- **Santillana revenues** (€231.20 million) increased by 2.4% (+6.8% excluding the local currency effect). It is worth highlighting the performance in Colombia (+30.0%), Chile (+23.7%) and Argentina (+15.0%).
- **AS increases its revenues by 13.0%,** increasing circulation revenues by 9.2% and gaining market share.
- **The Digital area (Prisacom)** reached €16.85 million revenues euros (+18.0%), highlighting the increase in advertising revenues (+42.7%). According to the audience panel NetView of Nielsen/Netratings, the Group's digital media, managed by Prisacom, **stood for the fourth position in terms of audience** in Spain, just after the main searching tools.
- **The audiovisual production area (Plural)** improved its operating profit by €2.38 million compared to the first half of 2006.
- As of June 30th, 2007 **DIGITAL+** reached 2,056,000 subscribers.
- **Cuatro** reached as of June 30th, 2007, and average daily audience share of 8.1% and 8.8% in prime time.
- **Sogecable's operating profit** showed top record figures in a quarter: €72.11 million in the second quarter of 2007 compared to €15.37 million in the same quarter of 2006.
- **TVI**, the free-to-air TV of **Media Capital**, maintained its leadership, reaching an average daily audience share during the first half of 2007 of 33.4% and 36.6% in prime time.

Other important events in the first half of 2007 have been the following:

- Prisa launched a **mandatory take over bid for 100% of Grupo Media Capital,** as a consequence of the voluntary take over bid launched as of October, 2006. As a result of this voluntary take over bid, Prisa's stake in Media Capital reached 73,7%.

- **Prisa sold its stake in the regional press**, corresponding to the 100% stake in **El Correo de Andalucía, S.L.**, editor of the newspaper "El Correo de Andalucía", the 59.27% stake in **Diario Jaén, S.A.**, editor of the newspaper "Diario Jaén" and the 31.89% stake in **Novotécnica, S.A.**, editor of the newspaper "La Voz de Almería". The total price amounted to €29 million.

- As of June, 2007, **Sogecable** and **Telefónica** reached an agreement to jointly offer Telefónica's telecom and Sogecable's digital television services as well as collaborating in the acquisition of contents for pay-television in the Spanish market.

- The Governments of **Andalucía** and **Extremadura** awarded Prisa a license to develop a regional **Digital Terrestrial Television (DTT)** channel in these Regions.

The following changes in the scope of consolidation should be taken into account when comparing information for the first half of 2007 and of 2006:

- **Sogecable** is fully consolidated in Prisa figures. In the first quarter of 2006, Sogecable was accounted by the equity method. Sogecable is fully consolidated in Prisa figures since April 1st, 2006.

- **Grupo Media Capital** is fully consolidated in Prisa figures since February 1st, 2007. In 2006, Grupo Media Capital was accounted by the equity method.

PROFIT AND LOSS ACCOUNT

€ Million	JANUARY - JUNE		
	2007	2006	Chg %
Operating Revenues	**1,848.35**	**1,212.92**	**52.4**
EBITDA	**378.71**	**261.39**	**44.9**
EBIT	**245.86**	**159.48**	**54.2**
Net financial result	(82.34)	(40.47)	(103.5)
Result from associates	(0.76)	(6.73)	88.8
Profit before tax	**162.77**	**112.28**	**45.0**
Income tax expense	(49.55)	(40.79)	(21.47)
Minority interest	(39.91)	(4.23)	-
Net profit	**73.31**	**67.26**	**9.0**
EBITDA Margin	**20.5%**	**21.5%**	
EBIT Margin	**13.3%**	**13.1%**	

OPERATING REVENUES

In the first half of 2007, total operating revenues increased by 52.4% reaching €1,848.35 million, compared to €1,212.92 in the first half of 2006. Sogecable full consolidation since April 1st, 2006, has resulted in a redistribution of the different sources of revenues. The revenue breakdown by line of activity is shown below:

€ Million	JANUARY - JUNE		
	2007	2006	Chg %
Advertising [1]	575.58	361.94	59.0
Books and training	218.37	218.10	0.1
Newspapers and magazine sales	103.38	101.27	2.1
Subscriber revenues	587.29	256.98	128.5
Audiovisual production revenues	167.79	88.41	89.8
Add-ons revenues [2]	47.99	65.93	(27.2)
Printing sales	23.48	27.42	(14.4)
Revenues from fixed assets	4.10	19.61	(79.1)
Other revenues [3]	120.37	73.27	64.3
Total operating revenues	**1,848.35**	**1,212.92**	**52.4**

[1] "Advertising revenues" include not only advertising revenues but also sponsoring revenues, which were formerly included in "Other revenues". 2006 figures also include the sponsoring revenues to make figures comparable.

[2] "Add-ons revenues" include not only add-ons but also collections, which were formerly included in "Other revenues". 2006 figures also include the collections revenues to make figures comparable.

[3] Includes: services of telephone marketing, transmission services, advertising services, magazine services, distribution services, events, music sales, e-commerce, Internet services, rentals and other revenues.

The chart below shows revenue contribution by different lines of activity both in the first half of 2007 and 2006:


Subscribers
Advertising
Books and training
Audiovisual production
Newspapers and magazines
Add-ons
Others
32%
31%
12%
9%
6%
3%
7%
21%
30%
18%
7%
8%
5%
11%
January-June 07
January- June 06

The **geographic revenue breakdown** is as follows:


January- June 2007
17%
83%
Spain
International
January-June 2006
18%
82%
Spain
International

In the first half of 2007, revenues coming from the international area accounted for 17%. The 54% of the international revenues came from Santillana, 31% from Media Capital and 12% from press and radio activities.

➢ **Advertising**

Advertising revenues (€575.58 million), increased by 59.0%. Discounting the revenues coming from the full consolidation of Sogecable and Media Capital, the Group´s advertising revenues increased by 12.5%.

By businesses, the advertising revenues evolution in the first half of 2007 was the following:

€ Million	JANUARY - JUNE 2007	2006	% Chg.
Press	**147.51**	**134.94**	**9.3%**
El Pais	118.29	106.60	11.0%
Specialized & Regional Press	28.27	27.34	3.4%
AS	10.46	10.25	2.1%
Cinco Días	6.92	6.17	12.2%
Regional Press	6.31	6.77	(6.8%)
Magazines	4.61	4.11	12.1%
Others	(0.03)	0.05	(165.3%)
International Press	1.95	1.86	5.0%
Consolidation adjustments	(1.00)	(0.87)	(15.3%)
Radio	**176.96**	**156.29**	**13.2%**
Radio in Spain	143.24	123.66	15.8%
International Radio	33.23	32.64	1.8%
Music	0.50	0.00	---
Consolidation adjustments	(0.01)	(0.01)	(32.6%)
Audiovisual	**250.35**	**71.94**	---
Sogecable	157.53	62.24	153.1%
Cuatro	142.45	54.10	163.3%
Digital+	15.08	8.10	86.2%
Media Capital*	81.93	---	---
Local TV	10.07	9.70	3.8%
Plural	0.83	0.00	---
Digital	**6.64**	**4.66**	**42.7%**
Others	**0.33**	**0.17**	**95.2%**
Consolidation adjustments	**(6.22)**	**(6.05)**	**(2.8%)**
TOTAL	**575.58**	**361.94**	**59.0%**

* This figure includes the Outdoor segment, classified in Media Capital´s consolidated profit and loss account as held for sale, in order to adapt these figures to the Group´s accounting policies.

Local advertising increased by 17.0% compared to the first half of 2006. The national advertising increased by 11.1%, excluding the effect of the full consolidation of Sogecable.

➢ Books and training

During the first half of 2007, books and training sales were at the same level of the previous year: €218.37 million as opposed to €218.10 million (+0.1%).

The educational campaigns in the South American countries had a good performance, such as Colombia (+30.0%), Chile (+23.7%) and Argentina (+15.0%).

As of June, 2007, there was a delay in the Spanish educational campaign in comparison with the previous year, due to the delay in the approval of a new law regarding textbooks. As a result, there were promotional costs which were not reflected at the revenue level. This negative impact on EBIT and EBITDA will be compensated for in the next quarter.

The dolar depreciation with regard to the euro contributed negatively to revenues in €9.83 million. Excluding this effect, total revenues would have increased by 6.8%.

The geographic breakdown of revenues is shown as follows:

January- June 2007


Rest of Latam
12%
Colombia
4%
Peru
5%
Spain
&Portugal
26%
Chile
7%
Argentina
6%
Mexico
17%
Brazil
23%

- **Newspapers and magazines**

In the first half of 2007, revenues coming from **newspapers and magazine sales** (€103.38 million) increased by 2.1%, in contrast with the 3.7% decline in the first quarter of the year.

El País average daily circulation amounted to 441,306 copies in the first six months of 2007, compared to an average daily circulation of 432,204 copies for the whole year 2006. In the **second quarter of the year, the average daily circulation increased by 2.0%** compared to the same period of the previous year.

El País maintains its **leadership position** and has an advantage of more than 25% over the average daily circulation of its nearest competitor. According to the results released by **EGM** ("Segunda ola 2007"), El País reached 2,182,000 readers, which means an increase of 4% compared to the previous survey, standing above its main competitor (whose audience increased by 0.3% compared to the previous survey) by 739,000 readers.

In the first half of the year, the sport newspaper **AS** increased by 10.8% its average daily circulation, amounting to 225,101 copies, gaining market share, strengthening its leadership position in Madrid, and with significant increases in the rest of Spain. It is worth highlighting the performance of the circulation in the month of June, 2007, reaching 244,420 daily copies, which means an increase of 20.9% compared to the same

month last year. **Cinco Días** increased its average daily circulation by 22.9% during the first six months of 2007.

Evolution of the Group's main newspapers circulation

	1st Quarter			2nd Quarter			1st Half			Year
	2007	2006	Chg. %	2007	2006	Chg. %	2007	2006	Chg. %	2006
El País	437,023	470,992	(7.2)	445,588	436,731	2.0	441,306	453,862	(2.8)	432,204
AS	221,497	204,379	8.4	228,705	201,778	13.3	225,101	203,079	10.8	214,654
Cinco Días	41,876	32,044	30.7	40,894	35,297	15.9	41,385	33,671	22.9	33,997

➢ **Subscriber revenues**

As of June 30th 2007, the subscriber base of DIGITAL+ stood at 2,056,000 clients. The client base of DIGITAL+ experienced a 9,000 subscribers decrease during the second quarter of 2007, which was lower than the ones registered in the same quarter of previous years. This period usually registers a seasonal decrease in commercial activity. In 2006, the exclusive broadcasting of the Germany Football World Cup matches, during the second quarter of the year, allowed a net growth in the customer base.

DIGITAL+ subscribers evolution (thousands of subscribers)


1,960
1,985
1,990
2,006
2,044
2,065
2,056
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07

In the second quarter of 2007, the average revenue per customer (ARPU) reached €45.7.

DIGITAL+ ARPU evolution (euros)


46.1
47.2
42.4
41.3
46.7
47.9
45.7
7.2
8.7
4.1
2.7
7.4
7.8
7.0
38.9
38.5
38.3
38.6
39.2
40.1
38.7
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
PPV Services
Subscribers

As of 30th June, 2007, the cancellation rate stood at 11.2%, compared to 12.0% twelve months ago.

➢ **Audiovisual Production**

This line includes the activities of selling audiovisual rights, the sale and production of programs, the revenues coming from the cinema distribution activity and the sale of different channels to cable operators at Sogecable. Audiovisual production revenues reached in the first half of 2007 €167.79 million, compared to €88.41 million registered in the first half of 2006.

➢ **Add-ons revenues**

In the first half of 2007, revenues coming from add-ons (€47.99 million) were down 27.2% when compared to the same period of the previous year, which improves the 40.9% decline of the first quarter of the year.

The Group continued managing its international add-on activity through **Prisa Innova**, both in Europe, such as Le Monde in France, Corriere Della Sera in Italy and Diario de Noticias and Jornal de Noticias in Portugal, and also in Latam. Prisa Innova generated in the first half of 2007 revenues amounting to €5.35 million, compared to €2.79 million generated in the same period of the previous year.

➢ **Printing**

The Group continues its process of disinvestment in this sector while restructuring various of its business units. The printing sales reached €23.48 million, which represents a 14.4% decline compared to the first half of 2006.

➢ **Revenues from fixed assets**

The amount of €4.10 million included €3.28 million capital gain from the disposal of the regional press. As of June, 2006, €18.45 million were registered because of the disposal of the 20% of GLR to Grupo Godó.

OPERATING PROFIT (EBIT)

The Group operating profit (EBIT) reached €245.86 million compared to €159,48 million in the same period of the previous year (+54.2%).

The operating profit by business area is shown below:

EBIT (€Million)


Sogecable:
Digital+: 87.59
Cuatro: 7.65
Media Capital*: 20.88
TV Local: -8.75
Plural: 0.76
El Pais: 59.83
Spec.Press.: 11.41
Int. Press: 0.43
Radio in Spain: 52.61
Int. Radio: -3.47
Music: -0.04
GDM: 3.94
Printing: -2.27
Distribution: 0.68
Others***: -4.85
Latam: 33.65
Spain and Portugal**: -12.72
245.86
108.14
71.68
49.11
20.93
-1.49
-2.51
TOTAL
Audiovisual
Press
Radio
Education-Publishing
Digital
Others

* Media Capital is fully consolidated since February 1st, 2007. This figure includes the Outdoor segment, classified in Media Capital's consolidated profit and loss account as held for sale, in order to adapt these figures to the Group's accounting policies.

** Spain and Portugal contributed with a negative operating profit, due to the seasonality of the business. The main campaigns in these countries take place during the third and the fourth quarters of the year.

*** "Others" include mainly the activities from Real Estate and Head Quarters.

During the first half of 2007, the EBIT margin was 13.3% % compared to 13.1% in the first half of 2006. Excluding the figures of Sogecable and Media Capital, the EBIT margin would have been 15.6% during the first six months of 2007.

The evolution of the operating profit is explained by the following:

- **The integración of Sogecable**. Sogecable's contribution to the operating profit of the Group increased by €79.87 million. Sogecable's EBIT also registered the highest profits over one quarter, reaching €72.11 million in the second quarter of 2007, as opposed to the profits of €15.37 million recorded in the same quarter last year.

- **Media Capital** full consolidation since February 1st, 2007. The contribution of Media Capital to the operating profit reached €20.88 million.

- The contribution of **Radio in Spain**, which has increased its operating profit by €11.95 million (+29.4%), mainly because of the positive evolution of the advertising revenues.

- **Specialized and Regional Press** operating profit reached €11,41 million (+58.7%), mainly explained by the performance of AS, which increased its operating profit by 4.4% to €6.23 million, and by the €3.28 million capital gain from the disposal of the regional press.

- The operating profit of **Plural** reached €0.76 million, compared to €1.62 million loss in the same period of the last year.

NET PROFIT

The net financial result reached a loss of €82.34 million, compared to a loss of €40.47 million in the same period of the previous year. The difference is due not only to the increase of the contribution of the financial losses coming from Sogecable (€17.89 million loss) and Media Capital (€3.35 million loss), but to the increase in the Group´s financial expenses as a result of a higher level of debt reached after the Sogecable 20% take over bid and after the Media Capital take over bid.

Result from associates reached a loss of €0.76 million, compared to the loss of €6.73 million of the previous year.

Minority interest reached a loss of €39.91 million, compared to a loss of €4.23 million of the previous year, mainly because of the minority interests coming from Sogecable.

The net profit reached €73.31 million compared to €67.26 million registered in the same period of the previous year (+9.0%).

BALANCE SHEET

ASSETS	€ Million 06/30/2007	12/31/2006
FIXED ASSETS	**4,526.10**	**4,167.96**
Property, plan and equipment	495.15	454.26
Investment property	12.33	12.33
Goodwill	2,105.45	1,562.70
Intangible assets	434.30	400.72
Long term financial investments	120.94	86.84
Investment in associates	11.37	280.74
Deferred tax assets	1,336.52	1,359.08
Other non current assets	10.04	11.28
CURRENT ASSETS	**1,648.69**	**1,756.11**
Inventories	298.55	270.32
Accounts receivable	1,101.93	946.08
Short term financial investments	4.98	5.16
Cash & cash equivalents	243.23	534.54
ASSETS HELD FOR SALE	**120.40**	**93.97**
TOTAL ASSETS	**6,295.19**	**6,018.03**

LIABILITIES	€ Million 06/30/2007	12/31/2006
SHAREHOLDERS EQUITY	**1,311.87**	**1,157.23**
Issued capital	22.04	21.88
Reserves	969.24	744.99
Income attributable to the parent company	73.31	228.91
Minority interest	247.29	161.46
NON CURRENT LIABILITIES	**3,221.83**	**2,796.69**
Long term financial debt	2,681.43	2,252.00
Issued exchangeable bonds	156.54	154.67
Deferred tax liabilities	104.41	109.72
Provisions	50.83	50.91
Other non current liabilities	228.61	229.39
CURRENT LIABILITIES	**1,695.65**	**1,996.94**
Short term financial debt	412.19	843.41
Trade accounts payable	1,011.94	970.31
Other short term liabilities	232.18	157.52
Accrual accounts	39.34	25.71
LIABILITIES HELD FOR SALE	**65.84**	**67.17**
TOTAL LIABILITIES	**6,295.19**	**6,018.03**

The integration of Media Capital explains the main changes in the different lines of the balance sheet. Total assets and liabilities coming from Media Capital reached €354.28 million.

The most important change corresponds to the "*Goodwill*", due to the reclassification to this line of the goodwill generated because of the acquisition of the initial 33% stake in Media Capital in 2005, previously registered in the line "*Investment in associates*" and to the new

goodwill generated as a result of the voluntary take over bid launched in October, 2006, for the 100% of Media Capital, after which Prisa's stake in Media Capital reached 73.70%.

"*Assets and Liabilities held for sale*" include those related to the 40% stake in Dédalo (Printing) and those related to the Outdoor segment of Media Capital.

INVESTMENTS

During the first half of 2007, total investments reached €362.48 million. By business units, investments were as follows:

€ Million	CAPEX	Long term financial investments	TOTAL
Press	**12.43**	**---**	**12.43**
El País	12.02	---	12.02
Specialized & Regional Press	0.31	---	0.31
International Press	0.10	---	0.10
Radio	**14.93**	**6.87**	**21.80**
Radio in Spain	11.58	6.87	18.45
International Radio	3.30	---	3.30
Music	0.05	---	0.05
Education-Publishing	**20.78**	---	**20.78**
Audiovisual	**42.49**	**2.45**	**44.93**
Sogecable	34.34	0.12	34.46
Media Capital	5.86	1.70	7.56
Local TV	0.70	0.63	1.32
Plural	1.59	---	1.59
Digital	**1.20**	---	**1.20**
Others	**5.92**	**255.42**	**261.34**
Prisa	3.28	255.42	258.70
Printing	1.83	---	1.83
Distribution	0.55	---	0.55
Prisa División Inmobiliaria	0.21	---	0.21
GDM	0.03	---	0.03
Others	0.02	---	0.02
Total	**97.74**	**264.74**	**362.48**

The financial investment amounting to €255.42 million in Prisa corresponds to the acquisition of a 40.70% additional stake in Media Capital as a result of the voluntary take over bid launched for the 100% of the company.

NET FINANCIAL POSITION

Net financial position as of June 30th, 2007 amounted to €2,845.42 million compared to €2,555.71 million registered in December 2006.

NET DEBT	€ Million	
	06/30/2007	12/31/2006
Financial debt	3,093.63	3,095.41
Non current liabilities	2,681.43	2,252.00
Current liabilities	412.19	843.41
Cash and cash equivalents	(248.21)	(539.70)
Net debt	**2,845.42**	**2,555.71**

During the first half of 2007, net debt increased by €289.70 million compared to December 2006, due to the following:

- The acquisition of an additional 40.70% stake in Media Capital, amounting to €255.42 million.
- Media Capital´s full consolidation, which contributed €75.42 million to total Group´s net debt.
- The change in the net financial position during the first half of 2007 coming from Sogecable, which decreased the Group´s net debt by €84.58 million.

Prisa´s net debt, excluding Sogecable and Media Capital, amounted to €1,872.93 million compared to €1,574.05 million as of December, 2006, because of the investment in Media Capital. Prisa has carried out a restructuring of this debt and signed, in June 2007, a **syndicated loan** for a maximum of **€2,050 million**, with a group of 37 banks. The underwriting, which is divided in three tranches, expires in 2013. The initial margin for the three tranches is 92.5 basic points per year until June 30th, 2007. From then on, the margin will be determined on the basis of the Net Debt/EBITDA ratio. This syndicated loan substitutes the former syndicated loan for a maximum of €1,600 million (signed to face the acquisition of a 20% stake in Sogecable after the success of the take over bid ended in March, 2006) and the bridge loan amounting to €450 million (signed to face the offers for Media Capital shares).

CASH- FLOW

€ Million	06/30/2007	06/30/2007 (excluding Sogecable and Media Capital)	06/30/2006	06/30/2006 (excluding Sogecable)
EBIT	**245.86**	**129.06**	**159.48**	**144.11**
Amortization	119.32	36.85	89.76	37.49
Change in working capital	(54.16)	(57.71)	55.43	(110.50)
Capex	(97.74)	(57.55)	(87.95)	(64.15)
Operating cashflow	**213.28**	**50.65**	**216.72**	**6.95**
Financial investments and other non recurrent investments	(264.74)	(262.92)	(1,003.88)	(1,003.88)
Financial result	(82.34)	(44.31)	(40.47)	(23.68)
Dividends	(33.71)	(33.71)	(30.20)	(30.20)
Taxes	(49.55)	(28.48)	(40.79)	(41.88)
Other	(72.66)	19.90	(1,183.72)	20.40
NET DEBT CHANGE	**289.70**	**298.87**	**2,082.34**	**1,072.29**

As of June 30th 2007, Grupo Prisa's cash flow is influenced by the full consolidation of Media Capital since February 1st, 2007. The effect of this consolidation has resulted in an increase of €75.42 million in the Group's net debt change.

Excluding the effect of the consolidation of Sogecable and Media Capital, total net debt change was €298.87 million.

The net debt as of June 2006, incorporated Sogecable's net debt (€1,010.05 million). Therefore, the cash flow statement is only comparable when excluding the impact of the consolidation of Sogecable and Media Capital as of June 30th, 2007 and excluding the impact of the consolidation of Sogecable as of June 30th, 2006.

ACQUISITIONS AND RELEVANT EVENTS RELEASED IN THE FIRST HALF OF 2007

Media Capital

As of February 6th, 2007, Prisa launched a mandatory take over bid for the 100% of Grupo Media Capital, S.G.P.S., S.A. Prisa launched this mandatory take over bid as a consequence of the results of the voluntary take over bid Vertix launched for Media Capital, which were released as of February 6th, 2007. As a result of this voluntary take over bid, Prisa's stake in Media Capital (through Vertix) reached 73.70%. The cautionary measures taken by Prisa and Vertix to the Portuguese tribunals, related to the fixing of the price of this mandatory take over bid through an independent auditor, have been provisionally denied, therefore pending upon the ordinary procedures. The price per share of the mandatory take over bid amounts to €8.29.

Specialized and Regional Press

As of May 2007, Prisa, through Grupo Empresarial de Medios Impresos, S.L., reached a preliminary agreement with Grupo Alfonso Gallardo, S.L. to **sell**: i) the 100% stake in **El Correo de Andalucía, S.L.**, editor of the newspaper "El Correo de Andalucía" and ii) the 59.27% stake in **Diario Jaén, S.A.,** editor of "Diario Jaén". The total price amounted to €19 million.

As of June 2007, Prisa, through Espacio Editorial Andaluza Holding, S.L., reached an agreement with D. José Luis Martínez García, to **sell** the 31.89% stake in **Novotécnica, S.A.** (editor of "La Voz de Almería"), and the remaining stakes Espacio Editorial Andaluza Holding, S.L. had in other companies participated by Novotécnica, S.A. The total price amounted to €10 million.

Sogecable

As of June, 2007, **Sogecable** and **Telefónica** reached an agreement to jointly offer Telefónica's telecom and Sogecable's digital television services as well as collaborating in the acquisition of contents for pay-television in the Spanish market.

APPENDIXES

I. Operating revenue breakdown by business unit.
II. Operating expense breakdown by business unit.
III. EBIT by business unit.
IV. EBITDA by business unit.
V. Audience of Cuatro.
VI. Audience of TVI.
VII. Prisacom: unic users.

Appendix I

OPERATING REVENUES € Million	JANUARY - JUNE 2007	2006	% Chg.
Press	**298.76**	**304.54**	**(1.9%)**
El Pais	212.72	226.47	(6.1%)
Advertising	118.29	106.60	11.0%
Circulation	62.45	64.44	(3.1%)
Add-ons	30.67	54.29	(43.5%)
Others	1.30	1.14	14.2%
Specialized & Regional Press	84.02	75.41	11.4%
AS	43.13	38.16	13.0%
Cinco Días	11.26	11.01	2.3%
Regional Press	14.24	11.76	21.1%
Magazines	14.56	14.18	2.7%
Others	0.83	0.30	172.4%
International Press	4.23	3.99	6.1%
Consolidation Adjustments	(2.21)	(1.33)	(66.4%)
Radio	**204.39**	**183.01**	**11.7%**
Radio in Spain	161.04	138.26	16.5%
International Radio	34.91	33.86	3.1%
Music	10.39	10.99	(5.4%)
Consolidation Adjustments	(1.96)	(0.10)	---
Education - Publishing	**231.20**	**225.72**	**2.4%**
Audiovisual	**1,077.18**	**440.00**	**144.8%**
Sogecable	950.72	420.85	125.9%
Digital +	802.01	364.30	120.2%
Cuatro	148.71	56.60	162.7%
Media Capital*	99.88	---	---
Local TV	13.31	17.42	(23.6%)
Plural	24.61	7.13	---
Consolidation Adjustments	(11.34)	(5.40)	(110.1%)
Digital	**16.85**	**14.28**	**18.0%**
Other Revenues	**94.69**	**106.25**	**(10.9%)**
Printing	32.70	37.51	(12.8%)
Distribution	18.44	15.58	18.3%
GDM	12.82	12.33	3.9%
Others**	30.73	40.82	(24.7%)
Consolidation adjustments	**(74.72)**	**(60.87)**	**(22.8%)**
TOTAL	**1,848.35**	**1,212.92**	**52.4%**

* This figure includes the Outdoor segment, classified in Media Capital's consolidated profit and loss account as held for sale, in order to adapt these figures to the Group's accounting policies.

**Others include mainly the activities from Real Estate and Head Quarters.

Appendix II

OPERATING EXPENSES € Million	JANUARY - JUNE 2007	 2006	 % Chg.
Press	**227.08**	**226.56**	**0.2%**
El Pais	152.88	155.78	(1.9%)
Specialized & Regional Press	72.61	68.22	6.4%
AS	36.90	32.20	14.6%
Cinco Dias	10.21	10.31	(1.0%)
Regional Press	9.52	11.06	(14.0%)
Magazines	13.99	13.66	2.5%
Others	1.99	0.99	100.9%
International Press	3.80	3.90	(2.5%)
Consolidation adjustments	(2.21)	(1.33)	(66.4%)
Radio	**155.28**	**145.25**	**6.9%**
Radio in Spain	108.43	97.59	11.1%
International Radio	38.38	36.54	5.1%
Music	10.43	11.22	(7.1%)
Consolidation adjustments	(1.96)	(0.10)	---
Education - Publishing	**210.27**	**199.22**	**5.5%**
Audiovisual	**969.041**	**437.24**	**121.6%**
Sogecable	855.48	405.48	111.0%
Digital+	714.42	327.50	118.1%
Cuatro	141.06	78.00	80.8%
Media Capital*	79.00	---	---
Local TV	22.06	28.42	(22.4%)
Plural	23.85	8.74	172.8%
Consolidation adjustments	(11.34)	(5.40)	(110.1%)
Digital	**18.34**	**14.22**	**28.9%**
Other Expenses	**97.72**	**91.50**	**6.8%**
Printing	34.97	40.01	(12.6%)
Distribution	17.76	14.79	20.1%
GDM	8.88	8.26	7.6%
Others**	36.12	28.44	27.0%
Consolidation adjustments	**(75.24)**	**(60.56)**	**(24.2%)**
TOTAL	**1,602.49**	**1,053.44**	**52.1%**

* This figure includes the Outdoor segment, classified in Media Capital's consolidated profit and loss account as held for sale, in order to adapt these figures to the Group's accounting policies.

** Others include mainly the activities from Real Estate an Head Quarters. Provisions for owned companies are not included.

Appendix III

EBIT € Million	JANUARY - JUNE 2007	2006	% Chg.
Press	**71.68**	**77.98**	**(8.1%)**
% margin	**24.0%**	**25.6%**	
El Pais	59.83	70.70	(15.4%)
% margin	28.1%	31.2%	
Specialized & Regional Press	11.41	7.19	58.7%
% margin	13.6%	9.5%	
AS	6.23	5.97	4.4%
% margin	14.4%	15.6%	
Cinco Dias	1.06	0.70	51.9%
% margin	9.4%	6.3%	
Regional Press	4.73	0.70	---
% margin	33.2%	6.0%	
Magazines	0.57	0.52	8.6%
% margin	3.9%	3.7%	
Others	(1.16)	(0.69)	(69.2%)
International Press	0.43	0.09	---
% margin	10.2%	2.3%	
Radio	**49.11**	**37.76**	**30.1%**
% margin	**24.0%**	**20.6%**	
Radio in Spain	52.61	40.66	29.4%
% margin	32.7%	29.4%	
International Radio	(3.47)	(2.67)	(29.7%)
% margin	(9.9%)	(7.9%)	
Music	(0.04)	(0.23)	84.8%
% margin	(0.3%)	(2.1%)	
Education - Publishing	**20.93**	**26.49**	**(21.0%)**
% margin	**9.1%**	**11.7%**	
Audiovisual	**108.14**	**2.76**	**---**
% margin	**10.0%**	**0.6%**	
Sogecable	95.24	15.37	---
% margin	10.0%	3.7%	
Digital+	87.59	36.80	138.0%
% margin	10.9%	10.1%	
Cuatro	7.65	(21.40)	135.7%
% margin	5.1%	(37.8%)	
Media Capital*	20.88	---	---
% margin	20.9%	---	
Local TV	(8.75)	(11.00)	20.5%
% margin	(65.7%)	(63.1%)	
Plural	0.76	(1.62)	147.1%
% margin	3.1%	(22.7%)	
Digital	**(1.49)**	**0.06**	**---**
% margin	**(8.8%)**	**0.4%**	
Others	**(2.51)**	**14.44**	**(117.4%)**
Printing	(2.27)	(2.50)	9.2%
% margin	(6.9%)	(6.7%)	
Distribution	0.68	0.79	(14.1%)
% margin	3.7%	5.1%	
GDM	3.94	4.08	(3.4%)
% margin	30.7%	33.0%	
Others**	(4.85)	12.07	(140.2%)
TOTAL	**245.86**	**159.48**	**54.2%**
% margin	**13.3%**	**13.1%**	

* This figure includes the Outdoor segment, classified in Media Capital's consolidated profit and loss account as held for sale, in order to adapt these figures to the Group's accounting policies.

** Others include mainly the activities from Real Estate an Head Quarters. Provisions for owned companies are not included.

Appendix IV

EBITDA € Million	JANUARY - JUNE 2007	 2006	 % Chg.
Press	**78.82**	**85.19**	**(7.5%)**
% margin	**26.4%**	**28.0%**	
El Pais	65.88	76.65	(14.1%)
% margin	31.0%	33.8%	
Specialized & Regional Press	12.18	8.19	48.8%
% margin	14.5%	10.9%	
AS	6.53	6.33	3.0%
% margin	15.1%	16.6%	
Cinco Dias	1.14	0.94	21.2%
% margin	10.1%	8.6%	
Regional Press	4.88	0.89	---
% margin	34.3%	7.6%	
Magazines	0.73	0.64	14.3%
% margin	5.0%	4.5%	
Others	(1.10)	(0.62)	(77.7%)
International Press	0.75	0.35	116.8%
% margin	17.8%	8.7%	
Radio	**55.45**	**44.05**	**25.9%**
% margin	**27.1%**	**24.1%**	
Radio in Spain	56.69	44.17	28.3%
% margin	35.2%	32.0%	
International Radio	(1.31)	(0.18)	---
% margin	(3.8%)	(0.5%)	
Music	0.07	0.05	37.5%
% margin	0.7%	0.5%	
Education - Publishing	**41.53**	**50.32**	**(17.5%)**
% margin	**18.0%**	**22.3%**	
Audiovisual	**193.51**	**58.06**	**---**
% margin	**18.0%**	**13.2%**	
Sogecable	172.56	67.64	155.1%
% margin	18.2%	16.1%	
Digital+	162.79	88.10	84.8%
% margin	20.3%	24.2%	
Cuatro	9.77	(20.50)	147.6%
% margin	6.6%	(36.2%)	
Media Capital*	26.04	---	---
% margin	26.1%	---	
Local TV	(7.54)	(9.64)	21.8%
% margin	(56.6%)	(55.3%)	
Plural	2.45	0.06	---
% margin	10.0%	0.9%	
Digital	**(0.76)**	**1.00**	**(176.4%)**
% margin	**(4.5%)**	**7.0%**	
Others	**10.16**	**22.76**	**(55.4%)**
Printing	1.12	0.79	43.0%
% margin	3.4%	2.1%	
Distribution	1.05	0.89	16.9%
% margin	5.7%	5.7%	
GDM	4.12	4.31	(4.3%)
% margin	32.1%	34.9%	
Others**	3.87	16.78	(76.9%)
TOTAL	**378.71**	**261.39**	**44.9%**
% margin	**20.5%**	**21.5%**	

* This figure includes the Outdoor segment, classified in Media Capital's consolidated profit and loss account as held for sale, in order to adapt these figures to the Group's accounting policies.

** Others include mainly the activities from Real Estate an Head Quarters.

Appendix V

AUDIENCE OF CUATRO

Cuatro has reinforced its programming offer with a variety of programs focused on entertainment, contests, fiction series, news, interviews and late-night shows.

In the second quarter of 2007, Cuatro´s audience in all relevant segments showed the highest percentages since this channel was launched in November 2005. Cuatro´s audience figures indicate that Cuatro is the fastest growing channel in terms of audience and represent a new historical record.

Audience figures are as follows:


5.7% 6.0% 6.7% 6.3% 6.7% 8.8% 8.6% 7.9% 7.0% 7.0% 7.4% 7.5% 7.8% 7.8% 7.8% 7.9% 8.9% 8.8%
5.0% 5.3% 5.6% 5.8% 6.2% 7.5% 7.1% 6.8% 6.5% 6.7% 7.0% 7.2% 7.5% 7.5% 7.7% 7.8% 8.1% 8.1%
24-hours
Prime time
Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sept. Oct. Nov. Dec. Jan. Feb. Mar. Apr. May. Jun.
2006
2007

Cuatro continues to increase month after month its audience share in the segments of the market of most interest for advertisers. In these segments, its audience rates significantly exceed the general average audience rates. Specifically, the average audience obtained during June, 2007 in the commercial target and core commercial target was 10.0% and 11.3% respectively.

Appendix VI

AUDIENCE TVI

TVI, the free to air TV of Media Capital, maintained its leadership in Portugal, both in 24-hours audience share and in prime time.

The evolution of its audience share compared with its main competitors during the first half of 2007 is as follows:

24-hours audience share evolution


RTP1
SIC
TVI
31.1%
30.8%
32.7%
30.3%
30.5%
33.4%
January-March 2007
January-June 2007

Prime time audience share evolution


RTP1
SIC
TVI
29.3%
30.5%
35.4%
28.6%
29.5%
36.6%
January-March 2007
January-June 2007

Appendix VII

UNIC USERS PRISACOM: Unic users average (in thousands).

January-June 2006	January-June 2007
Elpais.com: 3,350	Elpais.com: 6,527
As.com: 3,029	As.com: 3,773
Los40.com: 1,977	Los40.com: 2,411
Cadenaser.com: 1,230	Cadenaser.com: 1,680
Cuatro: 655	Cuatro: 1,188
Plus.es: 594	Plus.es: 804
5dias.com: 384	5dias.com: 671


+52.0%
17,054
11,218
January-June 2006
January-June 2007

For further information:

Grupo Prisa
Investor Relations department
Gran Vía 32, 6th floor
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
e-mail: ir@prisa.es
www.prisa.es

XI. DIVIDENDS DISTRIBUTED DURING THE PERIOD:

(Mention the dividends actually paid since the beginning of the financial year).

		% above par	Euros per share	Amount (Euros 000)
1. Ordinary Shares	3100	160.0	0.16	33,705
2. Preference Shares	3110			
3. Redeemable Shares	3115			
4. Non-voting Shares	3120			

Additional information concerning the distribution of dividends (interim, complementary, etc.)

Attachment on the next page (G-11b)

XII. SIGNIFICANT EVENTS (*)

			YES	NO
1.	Acquisitions or transfers of holdings in listed companies for which notification is mandatory pursuant to Article 53 of the Securities Market Law (5% and multiples).	3200		X
2.	Acquisitions of treasury shares for which notification is mandatory pursuant to the First Additional Provision of the Companies Law (1%).	3210		X
3.	Other significant increases or decreases in fixed assets (holdings in excess of 10% in non-listed companies, relevant material investments or divestitures, etc.).	3220	X	
4.	Increases or reductions in share capital or in the face value of shares.	3230	X	
5.	Bond issues, repayment or cancellation.	3240		X
6.	Change of directors or members of the Board of Directors.	3250		X
7.	Amendment of corporate bylaws.	3260	X	
8.	Transformations, mergers or demergers.	3270		X
9.	Changes in the institutional regulation of the sector having a significant impact on the economic or financial position of the company or group.	3280		X
10.	Lawsuits, litigation or disputes that may significantly affect the equity position of the company or group.	3290		X
11.	Insolvencies, suspension of payments, etc.	3310		X
12.	Special agreements concerning the total or partial limitation, assignment or waiver of political or economic rights with respect to shareholdings in the company.	3320		X
13.	Strategic alliances with national or international groups (stock swaps, etc.).	3330		X
14.	Other significant events.	3340	X	

(*) Mark the corresponding column with an "X". Where the answer is "yes," attach an explanation including the date of the notice filed with the CNMV (National Securities Market Commission) and the SRBV (Stock Exchange Management Company).

Additional information concerning distribution of dividends (interim, complementary, etc.)

Not applicable.

XIII. SCHEDULE EXPLAINING SIGNIFICANT EVENTS

On January 2, 2007 Prisa announced that on December 29, 2006 it received notice that the Portuguese competition authorities had decided not to oppose the concentration operation resulting from the acquisition of exclusive control of Grupo Media Capital, S.G.P.S., S.A. through a public tender offer for 100% of its share capital, in the terms and conditions set forth in the preliminary announcement published on October 26, 2006.

On January 18, 2007 Prisa announced that the Board of Directors amended the Board of Directors Regulation on that same day.

On January 22, 2007 Prisa announced that the Portuguese Securities Market Commission (CMVM) has authorized the Prospectus for a General Voluntary Public Offer to Acquire Capital Stock in Grupo Media Capital, S.G.P.S., S.A. The takeover bid seeks to acquire 100% of Media Capital stock and was launched by Vertix, S.G.P.S., S.A., a wholly-owned subsidiary of Prisa.

On January 25, 2007 Prisa announced that it had filed a complaint against the State of Portugal and the National Securities Market Commission in the Portuguese administrative and tax courts, seeking to exempt Prisa from the transitional period provided for in Section 3 of Article 5 of Law 219/2006 of November 2 amending the Portuguese Securities Code, alleged to be applicable to Prisa by virtue of agreements signed with Miguel Pais do Amaral and Nicholas Berggruen on July 21 and November 8, 2005.

On February 6, 2007 Prisa announced that through its Portuguese subsidiary Vertix, S.G.P.S., S.A. it had filed with the Portuguese Securities Market Commission the preliminary announcement of a mandatory takeover bid to acquire 100% of the capital stock of Grupo Media Capital, S.G.P.S., S.A. This mandatory takeover bid follows as a consequence of the results of Vertix's voluntary takeover bid to acquire Media Capital (announced officially on February 6, 2007), after which Prisa (through Vertix) holds a 73.70% share in Media Capital.

On February 15, 2007 Prisa announced that the Board of Directors at its meeting held that day had resolved to hold the annual shareholders meeting in Madrid, possibly to be initially convened on March 22, 2007, and including the agenda for the meeting.

On February 15, 2007 Prisa announced that the Board of Directors resolved at its meeting that to amend the "Rules for Interpreting and Applying the Shareholders Meeting Regulation of Promotora de Informaciones, S.A" in order to permit the use of the Electronic Identity Card (DNIe) issued by the General Directorate of the Police, Ministry of the Interior, for voting, appointing proxies and receiving information via electronic means of communication.

On February 15, 2007 Prisa filed its second semester 2006 earnings report.

On February 15, 2007 Prisa filed its Annual Corporate Governance Report for 2006.

On February 20, 2007 filed notice of its annual shareholders meeting, together with the documentation made available to its shareholders.

On March 22, 2007 Prisa announced that the Board of Directors at its meeting held that day and by virtue of the powers conferred upon it by the shareholders at the annual meeting of March 23, 2006 regarding a capital increase to be implemented by issuing redeemable shares to cover a stock option plan for Grupo Prisa executive directors and managers, resolved to implement a capital increase in the amount of 158,050 euros, by issuing 1,580,500 redeemable shares at a face value of 10 euro cents each, offered to Banco Santander Central Hispano, S.A. for total or partial subscription during the term that commenced on March 22, 2007 and ended on April 17, 2007. The new shares, represented by accounting entries, were issued at a premium of 13.30 euros per share, which added to the face value of 10 euro cents equals the issue rate of 13.40 euros. The new shares are to be completely paid up upon subscription, and may be partially subscribed.

On March 22, 2007 Prisa annexed the texts of the speeches delivered by the Chairman of the Board of Directors and the Chief Executive Officer at the annual shareholders meeting held that day.

On March 22, 2007 Prisa announced the resolutions adopted at the annual shareholders meeting.

On March 22, 2007 Prisa announced that its shareholders at the company's annual shareholders meeting held that day resolved to distribute a dividend against 2006 profits in the amount of 16 euro cents (gross) per share, effective March 27, 2007.

On March 23, 2007 Prisa announced that the directors at the board meeting held the previous day implemented the plan to deliver treasury shares to Grupo Prisa executive directors and managers. The total value of the shares amounts to 275,844 euros, with a limit of 12,000 euros for any one individual.

On April 19, 2007 Prisa submitted its First Quarter 2007 Earnings Report.

On April 23, 2007 it was announced that Prisa and Vertix had filed a petition for injunctive relief with the competent Portuguese courts against the Portuguese Securities Market Commission's decision to refuse to appoint an independent auditor to determine the share price for Vertix's obligatory takeover bid to acquire 100% of the share capital of Grupo Media Capital, S.G.P.S., S.A.

On May 11, 2007 Prisa announced that the Portuguese Securities Market Commission had authorized the registration of the "Prospectus for the Obligatory General Public Tender to Acquire the Share Capital of Grupo Média Capital, S.G.P.S., S.A." The price of the bid was 8.29€ per share, and the term for acceptance was May 14-July 20, 2007. It was likewise announced that Prisa and Vertix's application to the Portuguese courts for interim relief with respect to the independent auditor's appraisal of the price for this tender has been provisionally dismissed, although it is still pending in ordinary proceedings.

On May 16, 2007 Prisa announced that the capital increase to be effected by issuing redeemable shares to cover a stock option plan for Grupo Prisa executive directors and managers had been recorded on the Commercial Register. Banco Santander Central Hispano, S.A. partially subscribed this capital increase (having subscribed 1,543,000 redeemable shares of the 1,580,500 shares issued). Thus the total share capital is 22,035,550 euros, and Article 6 of the Company Bylaws was amended accordingly.

On May 28, 2007 Prisa announced that through its subsidiary Grupo Empresarial de Medios Impresos, S.L. it reached a preliminary agreement with Grupo Alfonso Gallardo, S.L. to sell to the latter: (i) holdings representing 100% of the share capital of El Correo de Andalucía, S.L., publisher of the daily newspaper "El Correo de Andalucía" and (ii) shares representing 59.27% of the share capital of Diario Jaén, S.A., publisher of the daily newspaper "Jaén". The total price of the joint operation was 19,000,000 Euro.

On June 14, 2007 as a precautionary measure the Spanish Securities Market Commission decided to immediately suspend Prisa trading, given that relevant information was being released that could affect the company's trading price. With respect to statements concerning Sogecable and Unión Radio made the day before to Bloomberg by its CEO Juan Luis Cebrián and broadcast on June 14, 2007, Prisa subsequently confirmed that no decision to sell those assets has been made and, thus, that there was no need to release an announcement of relevant information in that regard. In view of this confirmation, the Spanish Securities Market Commission decided to lift the precautionary suspension of Prisa trading effective at 12:30 pm on June 14, 2007.

On June 15, 2007 Prisa issued a press release reconfirming the strategic nature of its investment in Sogecable, in view of the speculations and rumors in the press and in the markets concerning a change in Prisa's position with respect to its policy regarding its interests in Sogecable.

On June 21, 2007 Prisa announced that its subsidiary Espacio Editorial Andaluza Holding, S.L. has signed a preliminary agreement to sell to Mr. José Luis Martínez García or to a company under his control Espacio Editorial's entire 31.89% share in Novotécnica, S.A. (publisher of "La Voz de Almería"), as well as the rest of Espacio Editorial's holdings in other companies in which Novotécnica has interests. The total price of the operation was 10,000,000 Euro.

1. Transactions with Significant Shareholders of the Company

Code	Description of the transaction	A/I	Ac/ An	Amount (€ 000)	Profit/ Loss	CP/ LP	Related Parties
023	Dividends	Aggregate	Ac	6,942			Timón, S.A
023	Dividends	Individual	Ac	15,592			Promotora de Publicaciones, S.L.

Other Aspects:

The aggregate amount of dividends received by Timón, S.A. includes those received from Prisa by that company (6,469,591.- €) and those received by the following companies in which Timón has holdings: i) Nomit Inversiones SICAV: 86,424 €, iii) Nomit III Internacional SICAV: 174,957 €, iv) Nomit IV Global SICAV: 188,886 € and v) Eure K Inversiones SICAV: 22,611 €.

2. Transactions with Company Directors and Managers

Code	Description of the transaction	A/I	Ac/ An	Amount (€ 000)	Profit/ Loss	CP/ LP	Related Parties
026	Remuneration	Aggregate	Ac	4,491			Prisa Directors
026	Remuneration	Aggregate	Ac	1,775			Managers

Other Aspects:

The aggregate remuneration of the Prisa Directors refers to remuneration received from Promotora de Informaciones, S.A.

The aggregate remuneration of Managers refers to remuneration received by members of the Executive Committee and the Management Committee, who are not members of the Board of Directors of Promotora de Informaciones, S.A., and who are under employment contracts with that company.

3. Transactions among Group Personnel, Companies or Entities

Code	Description of the transaction	A/I	Ac/ An	Amount (€ 000)	Profit/ Loss	CP/ LP	Related Parties
026	Remuneration	Aggregate	Ac	2,929			Prisa Directors
026	Remuneration	Aggregate	Ac	2,418			Managers
010	Receipt of services	Aggregate	Ac	1,420			Sogecable, S.A.
010	Receipt of services	Aggregate	Ac	21,212			Dédalo Grupo Gráfico, S.L.
024	Guarantees and Securities	Individual	Ac	15,000			Dédalo Grupo Gráfico, S.L.
016	Financing agreements: loans	Individual	Ac	4,000			Dédalo Grupo Gráfico, S.L.
018	Other Financing agreements	Aggregate	Ac	20,000			Dédalo Grupo Gráfico, S.L.

Other Aspects

The aggregate remuneration of the Prisa Directors refers to remuneration received from group companies other than Promotora de Informaciones, S.A.

The aggregate remuneration of Managers refers to remuneration received by members of the Executive Committee and the Management Committee who are not members of the Board of Directors of Promotora de Informaciones, S.A., and who are under employment contracts with group companies other than Promotora de Informaciones, S.A.

Transactions with Sogecable, S.A.
010: Services provided to Sogecable, S.A. in the amount of 1,420,000 euros include services provided by Board Member Mr. Gregorio Marañón y Bertrán de Lis (in the amount of 60,000 euros) and by Cortés Abogados y Cía. S.R.C (in the amount of 1,360,000 euros).

Transactions with Dédalo Grupo Gráfico, S.L.:
010: Services received in the amount of 21,212,000 euros include printing services provided to different Grupo Prisa companies by several companies in which Dédalo Grupo Gráfico, S.L. has interests.

024: Prisa provided a joint and several guarantee to Dédalo Grupo Gráfico, S.L. with respect to the banking syndicate created by virtue of the syndicated credit and loan agreement signed on December 23, 2003, and renewed on February 24, 2005 and May 10, 2006, for a maximum of 15,000,000 euros.

016: Prisaprint, S.L., a subsidiary of Prisa, has loaned to Dédalo Grupo Gráfico, S.L, the amount of 4,000,000 euros.

018: Several companies within Grupo Prisa (Diario As, S.L.; Estructura Grupo de Estudios Económicos, S.A.; Promotora General de Revistas, S.L.; Santillana Educación, S.L.; Santillana Ediciones Generales, S.L. and Diario El Pais, S.L.) have signed contracts with Dédalo Grupo Gráfico, S.L. for the advance payment of future invoices in the amount of 20,000,000 euros.

4. Transactions with Other Related Parties

Code	**Description of the transaction**	**A/I**	**Ac/ An**	**Amount (€ 000)**	**Profit/ Loss**	**CP/ LP**	**Related Parties**
024	Guarantees and securities	Aggregate	An	29,247			Iberbanda, S.A.

Other Aspects

XV. SPECIAL AUDIT REPORT

(This section should only be completed with information from the first semester of the financial year following the last one that was closed and audited, and is only applicable to those companies which, pursuant to the provisions of Section 13 of the Ministerial Order of January 18, 1991, are obliged to file a special audit report when the auditors of the audit report of the annual accounts issued for the previous year declined to issue an opinion or issued a negative report or one containing provisos. The special audit report should indicate that an appendix is attached to the half-year information containing explanations from the directors of the company with respect to the current situation concerning the provisos included by the auditors in their report on the audit conducted of the previous year's annual accounts and which, in accordance with applicable auditing standards, served as a basis for the special audit report).

(See attached file)

Promotora de Informaciones, S.A. y Sociedades Dependientes (Grupo PRISA)

Informe Especial requerido por la O.M. de 30 de septiembre de 1992 correspondiente a la Información semestral consolidada al 30 de junio de 2007 para la C.N.M.V.

Deloitte.

Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España

Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
+34 915 56 74 30
www.deloitte.es

INFORME ESPECIAL REQUERIDO POR LA O.M. DE 30 DE SEPTIEMBRE DE 1992

A los Administradores de Promotora de Informaciones, S.A.
para su remisión a la Comisión Nacional del Mercado de Valores:

Habiendo sido auditadas las cuentas anuales consolidadas de Promotora de Informaciones, S.A. y SOCIEDADES DEPENDIENTES (GRUPO PRISA) correspondientes al ejercicio anual terminado el 31 de diciembre de 2006, presentadas de acuerdo con las normas internacionales de información financiera adoptadas por la Unión Europea (NIIF-UE), hemos emitido nuestro informe de auditoría con fecha 16 de febrero de 2007, en el que se expresaba una opinión que incorporaba la siguiente salvedad:

"El 28 de noviembre de 2006 ha sido aprobada la Ley 35/2006 del Impuesto sobre la Renta de las Personas Físicas y de modificación parcial de las leyes de los Impuestos sobre Sociedades, sobre la Renta de no Residentes y sobre el Patrimonio, por la que se modifica el tipo del Impuesto sobre Sociedades a partir del ejercicio 2007. Tal y como se indica en la Nota 20 de la memoria adjunta, los Administradores de la Sociedad Dominante han decidido que, sin dejar de valorar adecuadamente los activos y pasivos fiscales registrados en el balance de situación al 31 de diciembre de 2006 a los nuevos tipos impositivos, el reflejo del efecto de dicha valoración que se indica en la citada Nota no debería afecta a la cuenta de resultados, al objeto de que la imagen del desempeño de las operaciones del ejercicio no se viese alterada por una modificación de la normativa fiscal y cuyo impacto afecta exclusivamente a activos y pasivos registrados en ejercicios anteriores. Por ello el importe del citado efecto se ha registrado con cargo al capítulo "Patrimonio Neto" del balance de situación consolidado adjunto. La normativa contable señala que el efecto se debe registrar con cargo a la cuenta de pérdidas y ganancias del ejercicio en que se aprueba la modificación del tipo impositivo. De haberse efectuado así, el "Resultado atribuido a la Sociedad Dominante" del ejercicio 2006 habría disminuido en 71.347 miles de euros, una vez descontado en el citado efecto de la participación de los socios minoritarios. En cualquier caso, la cifra de patrimonio neto consolidado registrado en el balance de situación al 31 de diciembre de 2006 no se modificaría por la aplicación de lo señalado por la normativa contable.

De acuerdo con su solicitud, hemos analizado la información referida a la situación actualizada de la citada salvedad y su incidencia en la información semestral consolidada adjunta de fecha 30 de junio de 2007, que ha sido preparada por Promotora de Informaciones, S.A., según lo requiere la O.M. de 30 de septiembre de 1992 y la Circular 3/1994, de 8 de junio, de la Comisión Nacional del Mercado de Valores por la que se modifican los modelos de información pública periódica de las Entidades emisoras de valores admitidas a negociación en Bolsas de Valores y que, según establece la Circular 1/2005, de la Comisión Nacional del Mercado de Valores, ha sido preparada de acuerdo a las Normas Internacionales de Información Financiera.

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, folio 188, sección 8, hoja M-54414.
Inscripción 96, C.I.F.: B-79104469. Domicilio Social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso - 28020 Madrid

Member of
Deloitte Touche Tohmatsu

Adjuntamos como Anexo de este Informe, el Informe de los Administradores de la Sociedad dominante del Grupo PRISA en el que se informa de la situación actualizada al cierre del semestre de la salvedad incluida en el informe de auditoría de las cuentas anuales consolidadas del ejercicio precedente.

Nuestro análisis se ha realizado de acuerdo con la Norma Técnica establecida al efecto aprobada por Resolución del Instituto de Contabilidad y Auditoría de Cuentas de fecha 28 de julio de 1994, que debido a su alcance, sustancialmente menor que el de una auditoría de cuentas, no permite expresar una opinión sobre la corrección del resto de la información semestral consolidada ni asegurar que, de haberse aplicado procedimientos de auditoría complementarios, no hubiésemos podido identificar otros asuntos significativos para llevar a su consideración. Adicionalmente, por este motivo, tampoco expresamos una opinión sobre la información financiera semestral consolidada de 30 de junio de 2007.

Como resultado de nuestro análisis, les confirmamos que la información relativa a la salvedad anteriormente indicada, referente al Grupo Prisa, ha quedado resuelta en la Información Semestral adjunta dado que el efecto de la valoración de los activos y pasivos fiscales registrados en el balance de situación consolidado al 31 de diciembre de 2005 a los nuevos tipos impositivos establecidos por la Ley 35/2006 del Impuesto sobre la Renta de las Personas Físicas y de modificación parcial de las leyes de los Impuestos sobre Sociedades, sobre la Renta de no Residentes y sobre el Patrimonio, por importe de 165,2 millones de euros, reconocido por el Grupo al cierre del ejercicio 2006, se encontraría registrado en todo caso en los epígrafes "Ganancias acumuladas de ejercicios anteriores, "Intereses minoritarios" y "Otras reservas" del capítulo Patrimonio Neto del balance de situación a 30 de junio de 2007, capítulo en el que ya fue registrado al 31 de diciembre de 2006.

* * *

Este informe especial ha sido preparado exclusivamente en cumplimiento de lo establecido en la O.M. de 30 de septiembre de 1992 para el uso exclusivo de la Comisión Nacional del Mercado de Valores y no debe ser usado para ningún otro propósito.

DELOITTE, S.L.
Inscrita en el R.O.A.C. Nº S0692



Luis Jiménez Guerrero

19 de julio de 2007

Grupo PRISA



Madrid, 19 de julio de 2007

Muy señores nuestros:

A efectos de dar cumplimiento a lo dispuesto en la Orden Ministerial de 30 de septiembre de 1992 en relación con la obligación de informar sobre la situación actualizada de la salvedad expresada en el Informe de Auditoría de las cuentas anuales consolidadas de Promotora de Informaciones, S.A. (PRISA) y Sociedades Dependientes correspondientes al ejercicio anual terminado el 31 de diciembre de 2006 emitido con fecha 16 de febrero de 2007, seguidamente les detallamos nuestras manifestaciones sobre la situación actualizada de la citada salvedad.

Criterio de valoración aplicado por la Sociedad Dominante-

Tal y como se indica en la Nota 20-b de la memoria de las cuentas anuales consolidadas del Grupo Prisa a 31 de diciembre de 2006, tras la aprobación de la Ley 35/2006, de 28 de noviembre de 2006, del Impuesto sobre la Renta de las Personas Físicas y de modificación parcial de las leyes de los Impuestos sobre Sociedades, sobre la Renta de no Residentes y sobre el Patrimonio, y la modificación en consecuencia de los tipos impositivos para los ejercicios futuros, el Grupo Prisa procedió a modificar el valor de los activos y pasivos por impuestos diferidos registrados en ejercicios anteriores, ajustándolos a los tipos impositivos vigentes en el momento de su recuperación ó cancelación estimada.

El efecto de dicho ajuste ascendía a 165.238 miles de euros. La contrapartida de dicha regularización en las cuentas anuales consolidadas al 31 de diciembre de 2006 fue, por un lado de 71.347 miles de euros, registrados en los epígrafes "Patrimonio Neto-Ganancias acumuladas de ejercicios anteriores" y "Patrimonio Neto- Otras reservas" por importe de 70.803 y 544 miles de euros, respectivamente, y por otro lado de 93.891 miles de euros, registrados en el epígrafe "Patrimonio Neto- Intereses minoritarios" del balance de situación consolidado adjunto al 31 de diciembre de 2006, por entender los Administradores del Grupo que se trata de un ajuste de valor que está asociado a activos y pasivos fiscales registrados en ejercicios anteriores, y con el objetivo de que la cuenta de pérdidas y ganancias consolidada del ejercicio 2006 reflejara fielmente los resultados derivados de los negocios del Grupo en el ejercicio. De esta forma, los activos y pasivos fiscales del balance consolidado al 31 de diciembre de 2006 se encontraban registrados a su valor estimado de recuperación, al tiempo que el patrimonio neto del Grupo incluía en su totalidad el efecto contable derivado de la mencionada modificación de la normativa fiscal.

... Madrid al tomo 2.836 general, 2.159 de la Sección tercera del Libro de Sociedades, folio 54, hoja número 19.511. Número de Identificación Fiscal A-28297059
PROMOTORA DE INFORMACIONES, S.A.

Gran Vía, 32 - 6ª
28013 Madrid
Tel. 91 330 10 00



Actualización de la salvedad al 30 de junio de 2007-

En relación con la actualización de la salvedad incluida en el mencionado informe de auditoría, y que hace referencia a la contabilización del efecto de la valoración de los activos y pasivos fiscales registrados a los nuevos tipos impositivos establecidos por la Ley 35/2006, por importe de 165.238 miles de euros en los epígrafes "Ganancias acumuladas de ejercicios anteriores", "Otras reservas" e "Intereses minoritarios" del capítulo "Patrimonio neto" del balance de situación, que fueron reconocidos por el Grupo al cierre del ejercicio 2006 en estos epígrafes, les manifestamos que a 30 de junio de 2007 continúan registrados en dichos epígrafes, por lo que los Administradores del Grupo consideran que en los estados financieros consolidados a 30 de junio de 2007 dicha salvedad ha quedado resuelta.

Atentamente,

Promotora de Informaciones, S.A.



Juan Luis Cebrián
Consejero Delegado

Promotora de Informaciones, S.A.

Informe Especial requerido por la O.M. de 30 de septiembre de 1992 correspondiente a la Información Semestral al 30 de junio de 2007 para la C.N.M.V.

Deloitte.

Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España

Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
+34 915 56 74 30
www.deloitte.es

INFORME ESPECIAL REQUERIDO POR LA O.M. DE 30 DE SEPTIEMBRE DE 1992

A los Administradores de Promotora de Informaciones, S.A.
para su remisión a la Comisión Nacional del Mercado de Valores:

Habiendo sido auditadas las cuentas anuales individuales de Promotora de Informaciones, S.A correspondientes al ejercicio anual terminado el 31 de diciembre de 2006, hemos emitido nuestro informe de auditoría con fecha 16 de febrero de 2007, en el que se expresaba una opinión que incorporaba la siguiente salvedad:

> *"PROMOTORA DE INFORMACIONES, S.A. (PRISA), como cabecera del Grupo, presenta cuentas anuales consolidadas de acuerdo con Normas Internacionales de Información Financiera adoptadas por la Unión Europea (NIIF-UE). Con esta misma fecha emitimos nuestro informe de auditoría sobre las citadas cuentas anuales consolidadas correspondientes al ejercicio 2006 en el que expresamos una opinión con una salvedad que no modifica la cifra del patrimonio neto consolidado. De acuerdo con el contenido de dichas cuentas anuales consolidadas preparadas conforme a NIIF-UE, el volumen total de patrimonio neto consolidado asciende a 1.157.234 miles de euros, el resultado consolidado del ejercicio asciende a 228.909 miles de euros y el volumen total de activos y de ventas ascienden a 6.018.034 miles de euros y 2.811.758 miles de euros, respectivamente. Por otro lado, tal y como se describe en la Nota 4-d de la memoria adjunta, los Administradores de la Sociedad valoran las participaciones en el capital de las sociedades del grupo y asociadas, al menor entre el coste de adquisición y el valor teórico-contable corregido, en su caso, por los importes de los fondos de comercio que subsistan al 31 de diciembre de 2006 en las cuentas anuales consolidadas del Grupo elaboradas de acuerdo con las Normas Internacionales de Información Financiera adoptadas por la Unión Europea, al considerar que de esta manera queda reflejado, tanto en los estados financieros individuales como en los consolidados del Grupo, la valoración de las participaciones en el capital de forma homogénea. No obstante, la Sociedad debería haber valorado dichas participaciones de acuerdo con los criterios establecidos en el Plan General de Contabilidad y en las normas técnicas contables españolas relativas a los criterios a seguir para reflejar en la valoración de las participaciones registradas en el epígrafe "Inmovilizaciones financieras" del balance de situación el efecto de la amortización de los fondos de comercio que subsisten al cierre del ejercicio. De haberse seguido los citados criterios, el importe del resultado neto del ejercicio 2006 habría disminuido y el saldo de la cuenta "Provisiones empresas del Grupo y asociadas" al 31 de diciembre de 2006 habría aumentado en 82.799 miles de euros.".*

* * *

De acuerdo con su solicitud, hemos analizado la información referida a la situación actualizada de las citadas salvedades y su incidencia en la información semestral individual adjunta de fecha 30 de junio de 2007, que ha sido preparada por Promotora de Informaciones, S.A., según lo requiere la O.M. de 30 de septiembre de 1992 y la Circular 3/1994, de 8 de junio, de la Comisión Nacional del Mercado de Valores por la que se modifican los modelos de información pública periódica de las Entidades emisoras de valores admitidas a negociación en Bolsas de Valores.

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, folio 188, sección 8, hoja M-54414, inscripción 96, C.I.F.: B-79104469. Domicilio Social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso - 28020 Madrid

Member of
Deloitte Touche Tohmatsu

Adjuntamos como Anexo de este Informe, el Informe de los Administradores de la Sociedad dominante del Grupo PRISA en el que se informa de la situación actualizada al cierre del semestre de la salvedad incluida en el informe de auditoría de las cuentas anuales del ejercicio precedente.

Nuestro análisis se ha realizado de acuerdo con la Norma Técnica establecida al efecto aprobada por Resolución del Instituto de Contabilidad y Auditoría de Cuentas de fecha 28 de julio de 1994, que debido a su alcance, sustancialmente menor que el de una auditoría de cuentas, no permite expresar una opinión sobre la corrección del resto de la información semestral individual ni asegurar que, de haberse aplicado procedimientos de auditoría complementarios, no hubiésemos podido identificar otros asuntos significativos para llevar a su consideración. Adicionalmente, por este motivo, tampoco expresamos una opinión sobre la información financiera semestral individual de 30 de junio de 2007.

Como resultado de nuestro análisis, les confirmamos que la información semestral adjunta sobre los estados financieros individuales no se ha corregido la salvedad incluida en nuestro informa de auditoría de las cuentas anuales individuales de Promotora de Informaciones, S.A. correspondientes al ejercicio 2006. Tal y como se indica en el Informe de los Administradores adjunto, durante el primer semestre del ejercicio 2007 el Grupo continúa aplicando al 30 de junio de 2007 el mismo criterio de valoración respecto a la valoración de las participaciones en el capital de las sociedades del grupo y asociadas, que el aplicado en las cuentas anuales de Promotora de Informaciones, S.A. correspondientes al ejercicio anual terminado al 31 de diciembre de 2006, al considerar los Administradores de la Sociedad que de esta manera queda reflejado, tanto en los estados financieros individuales como consolidados del Grupo, la valoración de las participaciones en el capital de las sociedades del grupo y asociadas de forma homogénea, divergencia de criterio que, de acuerdo con lo que establece al día de hoy la Ley 16/2007, de 4 de julio, de reforma y adaptación de la legislación mercantil en materia contable para su amortización internacional con base en la normativa de la Unión Europea, queda solventada en el corto plazo ya que en la nueva normativa el importe de los fondos de comercio no sería objeto de amortización sin perjuicio, en su caso, de la evaluación al menos al cierre de cada ejercicio del deterioro de su valor.

Por tanto, de haberse aplicado en los estados financieros individuales al 30 de junio de 2006 los criterios establecidos en la Norma de Valoración 8ª "Valores negociables", apartado 2 "Correcciones valorativas", incluida en la quinta parte del Plan General de Contabilidad y en las normas técnicas contables en vigor en España relativas a los criterios a seguir para reflejar en la valoración de las participaciones el efecto de la amortización de los fondos de comercio que subsisten al cierre del ejercicio, el importe del resultado neto al 30 de junio de 2006 habría disminuido y el saldo de la cuenta de "Provisiones empresas del grupo y asociadas" del epígrafe "Inmovilizaciones financieras" habría aumentado en 120.079 miles de euros.

* * *

Este informe especial ha sido preparado exclusivamente en cumplimiento de lo establecido en la O.M. de 30 de septiembre de 1992 para el uso exclusivo de la Comisión Nacional del Mercado de Valores y no debe ser usado para ningún otro propósito.

DELOITTE, S.L.
Inscrita en el R.O.A.C. Nº S0692



Luis Jiménez Guerrero

19 de julio de 2007

Grupo PRISA



Madrid, 19 de julio de 2007

Muy señores nuestros:

A efectos de dar cumplimiento a lo dispuesto en la Orden Ministerial de 30 de septiembre de 1992 en relación con la obligación de informar sobre la situación actualizada de la salvedad expresada en el Informe de Auditoría de las cuentas anuales de Promotora de Informaciones, S.A., correspondientes al ejercicio anual terminado el 31 de diciembre de 2006, emitido con fecha 16 de febrero de 2007, seguidamente les detallamos nuestras manifestaciones sobre la situación actualizada de la citada salvedad.

En la información semestral referente al período de seis meses finalizado el 30 de junio de 2007, el criterio seguido por el Consejo de Administración de Promotora de Informaciones, S.A. en la valoración de las participaciones en el capital de las sociedades del Grupo y asociadas, respecto al cual los auditores de la Sociedad expresaban una salvedad en su Informe de Auditoría, es el mismo que el aplicado en las cuentas anuales del ejercicio 2006.

Criterio de valoración aplicado por la Sociedad-

Según se expone en la Nota 4-d de la memoria de la Sociedad al 31 de diciembre de 2006, la Sociedad sigue el siguiente criterio de valoración para sus participaciones en el capital de otras empresas:

> *La Sociedad valora las participaciones en el capital de las sociedades del Grupo y asociadas y la cartera de valores a largo plazo, al menor entre el coste de adquisición y el valor teórico-contable de las participaciones, corregido por el importe de los fondos de comercio existentes en el momento de la adquisición y que subsistan en el de la valoración posterior en los estados financieros consolidados del Grupo elaborados de acuerdo con las NIIF, constituyendo, en su caso, la correspondiente provisión. De esta manera se mantiene el mismo criterio de valoración que en los estados financieros consolidados del Grupo.*

Actualización de la salvedad al 30 de junio de 2007-

A continuación se detalla la posición del Consejo de Administración de la Sociedad en relación con la actualización de la salvedad incluida en el mencionado informe de auditoría.

Con la finalidad de seguir reflejando, tanto en los estados financieros individuales como en los consolidados del Grupo, la valoración de las participaciones en el capital de las sociedades del Grupo y asociadas de forma homogénea y consistente, la

PROMOTORA DE INFORMACIONES, S.A

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Sociedad continúa aplicando al 30 de junio de 2007 el mismo criterio de valoración descrito en el apartado anterior.

La divergencia actual entre el criterio establecido por el Plan General Contable Español y las Normas Internacionales de Información Financiera respecto al tratamiento del fondo de comercio, origina a nuestro parecer un registro no homogéneo del valor contable de una misma participación, en función de que se registre en los estados financieros individuales de la Sociedad ó en los consolidados del Grupo.

Por ello, y con objeto de mostrar de forma consistente el valor de este tipo de participaciones, la Sociedad tomó la decisión de aplicar un único método de valoración. En tanto en cuanto la Sociedad está sometida a la Normativa Internacional como grupo de sociedades cotizado, ha adoptado el criterio de valoración indicado en las mismas.

Por otra parte, los Administradores de la Sociedad entienden que la Ley 16/2007 de 4 de julio, de reforma y adaptación de la legislación mercantil en materia contable, que entrará en vigor el 1 de enero de 2008, solventa la divergencia existente en el tratamiento del fondo de comercio, la cual afecta a la valoración de las participaciones en el capital de las sociedades del grupo y asociadas.

En este sentido, es conveniente indicar que la mencionada Ley 16/2007 de 4 de julio, en el artículo primero "Modificación del Código de Comercio" incorpora la nueva redacción del artículo 39.1 del Código de Comercio que queda de la siguiente manera: "El fondo de comercio únicamente podrá figurar en el activo del balance cuando se haya adquirido a título oneroso. Su importe no será objeto de amortización, pero deberán practicarse las correcciones de valor pertinentes, al menos anualmente, en caso de deterioro. Las pérdidas por deterioro del fondo de comercio tendrán carácter irreversible."

Entendemos que este cambio que plantea la Ley 16/2007 de 4 de julio, tiene por objeto eliminar la divergencia en el tratamiento del fondo de comercio que actualmente existe entre ambas normas contables, con el fin de que las cuentas anuales individuales expresen, en todos los aspectos significativos, la imagen fiel de su situación financiera, patrimonial y de los resultados de las operaciones.

Atentamente,

Promotora de Informaciones, S.A.



Juan Luis Cebrián
Consejero Delegado

Madrid, July 23, 2007

Announcement of Relevant Information

Promotora de Informaciones, S.A. (PRISA) announces that upon the death of the Chairman of its Board of Directors Mr. Jesús de Polanco Gutiérrez and in accordance with the resolution passed at the board meeting of November 16, 2006 (Announcement of Relevant Information no. 72585 of that same date) and pursuant to the Board of Directors Regulation, today the PRISA board unanimously appointed as its new Chairman of the Board Mr. Ignacio Polanco Moreno, who prior to this appointment held the post of Vice-Chairman.

The Board of Directors likewise conferred upon Mr. Ignacio Polanco Moreno all powers provided for in the company bylaws, with the exception of those that cannot legally be delegated.

PRISA

(Att: Media and Society Sections)

PRESS RELEASE

IGNACIO POLANCO TAKES OVER AS CHAIRMAN OF GRUPO PRISA

"Ensuring continuity and the ongoing development of my father's legacy is a challenge that we will successfully meet," said the new chairman.

Grupo PRISA's Board of Directors unanimously approved today the appointment of Ignacio Polanco Moreno as chairman, confirming the resolution adopted in November, 2006. Ignacio Polanco, who to-date was Vice Chairman of the Group, has taken control of the group founded by his father Jesús de Polanco, who died last Saturday.

The Board thus implemented a resolution passed in November, 2006, proposed by Jesús de Polanco. Upon adoption of the resolution Jesús de Polanco indicated that this measure "guarantees the future economic stability of the company, represented in my family, and ongoing support for our professional management team headed by CEO Juan Luis Cebrian."

Ignacio Polanco responded, "I am aware of the responsibility that I am assuming. Ensuring continuity and the ongoing development of my father's legacy is a challenge that we will successfully meet."

Ignacio Polanco, 52, is chairman of Prisa's majority shareholders Timón S.A. and Promotora de Publicaciones, S.L. He received an undergraduate degree in economics from the University of Madrid (Complutense) and an MBA from the Instituto de Empresa, while his professional career has centered principally on Timón S.A. and Promotora de Informaciones S.A.

END